Exhibit 4.1

                                                                 CONFORMED COPY


                             UP TO EUR600,000,000

                              FACILITY AGREEMENT

                                      for
                                SVG CAPITAL PLC
                             (formerly known as
            SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC)

                                  arranged by

             THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND
                                      and
                        THE ROYAL BANK OF SCOTLAND PLC

                                     with

                       THE ROYAL BANK OF SCOTLAND PLC
                   also acting as Agent and Issuing Bank
  ---------------------------------------------------------------------------

                 MULTICURRENCY REVOLVING FACILITY AGREEMENT

  ---------------------------------------------------------------------------




                                                 CONTENTS
Clause                                                                                              Page
1.     Definitions And Interpretation..................................................................1
2.     The Facility...................................................................................14
3.     Purpose........................................................................................15
4.     Conditions of Utilisation......................................................................15
5.     Utilisation....................................................................................17
6.     Optional Currencies............................................................................17
7.     Utilisation - Bank Guarantee...................................................................18
8.     Bank Guarantee.................................................................................22
9.     Repayment......................................................................................28
10.    Prepayment and cancellation....................................................................28
11.    Interest.......................................................................................32
12.    Interest Periods...............................................................................32
13.    Changes To The Calculation Of Interest.........................................................33
14.    Fees...........................................................................................34
15.    Tax Gross Up And Indemnities...................................................................36
16.    Increased Costs................................................................................39
17.    Other Indemnities..............................................................................40
18.    Mitigation By The Lenders......................................................................41
19.    Costs And Expenses.............................................................................41
20.    Representations................................................................................43
21.    Information Undertakings.......................................................................45
22.    Financial Covenants............................................................................47
23.    General Undertakings...........................................................................50
24.    Events Of Default..............................................................................53
25.    Changes To The Lenders.........................................................................57
26.    Changes To The Borrower........................................................................60
27.    Role Of The Agent And The Joint Lead Arrangers.................................................61
28.    Conduct Of Business By The Finance Parties.....................................................65
29.    Sharing Among The Lenders......................................................................66
30.    Payment Mechanics..............................................................................68
31.    Set-Off........................................................................................70
32.    Notices........................................................................................70
33.    Calculations And Certificates..................................................................72
34.    Partial Invalidity.............................................................................72
35.    Remedies And Waivers...........................................................................72
36.    Amendments And Waivers.........................................................................72
37.    Counterparts...................................................................................73
38.    Governing Law..................................................................................74
39.    Enforcement....................................................................................74

SCHEDULE 1           The Original Lenders.............................................................75

SCHEDULE 2           Conditions precedent.............................................................76

SCHEDULE 3           Requests.........................................................................78
       Part IA Utilisation Request Loans..............................................................78
       Part IB Utilisation Request Bank Guarantee.....................................................79

SCHEDULE 4           Mandatory Cost formula...........................................................80

SCHEDULE 5           Form of Transfer Certificate.....................................................83

SCHEDULE 6           Form of Compliance Certificate...................................................85

SCHEDULE 7           LMA Form of Confidentiality Undertaking..........................................86

SCHEDULE 8           Timetables.......................................................................91
       Part I        Loans............................................................................91
       Part II       Bank Guarantee...................................................................92

SCHEDULE 9           Form of SVG Diamond Bank Guarantee...............................................93

appendix further diamond bank guarantee letter.......................................................100







THIS AGREEMENT is dated 10 March 2006 and is made between:

(1) SVG CAPITAL PLC (formerly known as SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC) (registered number 3066856) (the "Borrower");

(2)    THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND and THE ROYAL BANK
       OF SCOTLAND PLC (each a "Joint Lead Arranger" and together, the "Joint Lead Arrangers");

(3) THE ROYAL BANK OF SCOTLAND PLC in its capacity as agent of the Lenders (the "Agent");

(4) THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND and THE ROYAL BANK OF SCOTLAND PLC (together, the "Original Lenders"); and

(5) THE ROYAL BANK OF SCOTLAND PLC in its capacity as issuing bank (the "Issuing Bank").

IT IS AGREED as follows:


                                   SECTION 1
                                INTERPRETATION


1.        DEFINITIONS AND INTERPRETATION

1.1       Definitions
          In this Agreement:

          "Affiliate" means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

          "Agent's Spot Rate of Exchange" means the Agent's spot rate of exchange for the purchase of the relevant currency with the Base Currency in the London foreign exchange market at or about 11:00 a.m. on a particular day.

          "Authorisation" means an authorisation, consent, approval, resolution, licence, exemption, filing or registration.

          "Availability Period" means the period from and including the date of this Agreement to and including the date falling one month prior to the Termination Date.

          "Available Commitment" means a Lender's Commitment minus:

          (a) the amount of its participation in any outstanding Bank Guarantee (or in the case of any Diamond Bank Guarantee, the Total Aggregate Amount, as defined in such bank guarantees) and the Base Currency Amount of its participation in any outstanding Loans; and

          (b) in relation to any proposed Utilisation, the amount of its participation in any Bank Guarantee and the Base Currency Amount of its participation in any Loans in each case that are due to be made on or before the proposed Utilisation Date, other than that Lender's participation in any Utilisations that are due to be repaid or prepaid on or before the proposed Utilisation Date.

          "Available Facility" means the aggregate for the time being of each Lender's Available Commitment.

          "Bank Guarantee" means a Diamond Bank Guarantee or any other bank guarantee in the form requested by the Borrower and agreed by the Agent (with the prior consent of the Majority Lenders and the Issuing
          Bank) from time to time.

          "Base Currency" means euros.

          "Base Currency Amount" means, in relation to a Utilisation, the amount specified in the Utilisation Request delivered by the Borrower for that Utilisation (or, if the amount requested is not denominated in the Base Currency, that amount converted into the Base Currency at the Agent's Spot Rate of Exchange on the date which is three Business Days before the Utilisation Date or, if later, on the date the Agent receives the Utilisation Request) adjusted to reflect any repayment or prepayment of the Utilisation.

          "Bonds"  means  the   Borrower's   GBP49,000,000   4.5%   subordinated
          convertible bonds due 2013 issued in May, July and August 2003.

          "Break Costs" means the amount (if any) by which:

          (a) the interest which a Lender should have received for the period from the date of receipt of all or any part of its participation in a Loan or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;

          exceeds:

          (b) the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the Relevant Interbank Market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

"Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in London and:

          (a) (in relation to any date for payment or purchase of a currency other than euro) the principal financial centre of the country of that currency; or

(b)      (in relation to any date for payment or purchase of euro) any TARGET
         Day.

          "Calculation Date" means the date of issue of a Diamond Bank Guarantee and, following such date of issue, 28 March and 28 September in each year or if such day is not a Business Day, the next following Business Day.

          "Calculation Period" means each period from one Calculation Date to the next succeeding Calculation Date.

          "Callable Subscription Monies" has the meaning given to that term in the Memorandum and Articles of Association of SVG Diamond Holdings Limited.

          "Callable Subscription Monies II" has the meaning given to the term Callable Subscription Monies in the Memorandum and Articles of Association of SVG Diamond Holdings II Limited.

          "Circular" means the circular to the Borrower's shareholders dated 24 March 2005.

         "Commitment" means:

         (a) in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading "Commitment" in
               Schedule 1 (The Original Lenders) and the amount of any other Commitment assumed by it pursuant to Clause 2.3 (Facility Increase) or transferred to it under this Agreement; and

         (b) in relation to any other Lender, the amount in the Base Currency of any Commitment assumed by it pursuant to Clause 2.3 (Facility Increase) or transferred to it under this Agreement,

          to the extent not cancelled, reduced or transferred by it under this Agreement.

          "Compliance Certificate" means a certificate substantially in the form set out in Schedule 6 (Form of Compliance Certificate).

          "Confidentiality Undertaking" means a confidentiality undertaking substantially in a recommended form of the LMA as set out in Schedule 7 (LMA Form of Confidentiality Undertaking) or in any other form agreed between the Borrower and the Agent.

          "Consolidated Adjusted Investment Assets" has the meaning set out in Clause 22.1 (Financial definitions).

          "Consolidated Gross Borrowings" has the meaning set out in Clause
          22.1 (Financial definitions).

          "Current Outstanding Amount" means at any time during a Calculation Period, the aggregate of the Remaining Initial Issue Price at that time and an amount equal to EURIBOR applied to the Remaining Initial Issue Price from time to time in respect of that Calculation Period and EURIBOR applied to the Remaining Initial Issue Price from time to time in respect of each Calculation Period falling prior to that Calculation Period, less an amount equal to the amount by which the total of (i) any Callable Subscription Monies paid by the Borrower in respect of PEI Preferred Equity Shares which have been held by the Borrower and (ii) the Callable Subscription Monies, in respect of each PEI Preferred Equity Share which the Borrower has disposed of (and therefore it would have no liability on a call in respect of such share), at the time of the relevant disposal, exceeds the Satisfied Initial Issue Price.

          "Current Outstanding Amount II" means at any time during a Calculation Period, the aggregate of the Remaining Initial Issue Price II at that time and an amount equal to EURIBOR applied to the Remaining Initial Issue Price II from time to time in respect of that Calculation Period and EURIBOR applied to the Remaining Initial Issue Price II from time to time in respect of each Calculation Period falling prior to that Calculation Period, less an amount equal to the amount by which the total of (i) any Callable Subscription Monies II paid by the Borrower in respect of any PEI Preferred Equity Share II which has at any time been held by the Borrower and (ii) the Callable Subscription Monies II in respect of each PEI Preferred Equity Share II which the Borrower has disposed of (and therefore it would have no liability on a call in respect of such share) at the time of the relevant disposal, exceeds the Satisfied Initial Price II.

          "Default" means an Event of Default or any event or circumstance specified in Clause 24 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

          "Diamond Bank Guarantee" means the SVG Diamond Bank Guarantee, the SVG Diamond Bank Guarantee II and any other bank guarantee designated as such by the Borrower and the Agent (with the consent of the Majority Lenders and the Issuing Bank) pursuant to a Further Diamond Bank Guarantee Letter.

          "Existing Facility" means the revolving credit facility made available to the Borrower pursuant to the multicurrency revolving credit facility agreement dated 16 March 2001 (as amended and restated from time to time) between, amongst others, the Borrower, the Joint Lead Arrangers, the Agent and the Original Lenders.

          "EURIBOR" means, in relation to any Loan in euro:

          (a)  the applicable Screen Rate; or

          (b) (if no Screen Rate is available for the period of that Loan) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request quoted by the Reference Banks to leading banks in the European interbank market, as of the Specified Time on the Quotation Day for the offering of deposits in euro for a period comparable to the Interest Period of the relevant Loan and where "EURIBOR" is used in the definition of, as the case may be, "Current Outstanding Amount", "Current Outstanding Amount II" or "Further Current Outstanding Amount" (as defined in a Further Diamond Bank Guarantee Letter), EURIBOR means (a) or (b) above as of 11.00am Brussels time on the Calculation Date in question for a period comparable to the Calculation Period which commences on such Calculation Date.

          "Event of Default" means any event or circumstance specified as such in Clause 24 (Events of Default).

          "Facility" means the revolving credit facility made available under this Agreement as described in Clause 2 (The Facility).

          "Facility Increase" means an increase in the Total Commitments from EUR285,000,000 to EUR600,000,000 pursuant to Clause 2.3(Facility Increase).

          "Facility Office" means the office or offices notified by a Lender to the Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five Business Days' written notice) as the office or offices through which it will perform its obligations under this Agreement.

          "Fee Letter" means any letter or letters between any Joint Lead Arranger and the Borrower (or the Agent and the Borrower) setting out any of the fees referred to in Clause 14 (Fees).

          "Finance Document" means this Agreement, any Fee Letter and any other document designated as such by the Agent and the Borrower.

          "Finance Party" means the Agent, a Joint Lead Arranger or a Lender.

          "Financial Indebtedness" means any indebtedness for or in respect of:

          (a)  moneys borrowed;

          (b) any amount raised by acceptance under any acceptance credit facility;

          (c) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

          (d) the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with GAAP, be treated as a finance or capital lease;

          (e) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

          (f)  any  amount  raised  under  any  other  transaction   having  the
               commercial effect of a borrowing and entered into with the objective of raising finance;

          (g) any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value shall be taken into account);

          (h) any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution;

          (i) any amount raised by the issue of redeemable shares to the extent that the redemption date falls or is capable of falling on or prior to the Termination Date;

          (j) any amount of any liability under an advance or deferred sale or purchase agreement if the primary reason behind the entry into this agreement is to raise finance;

          (k) (without double counting) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (j) above.

          "Further Diamond Bank Guarantee" means a Diamond Bank Guarantee other than the SVG Diamond Bank Guarantee or the SVG Diamond Bank Guarantee II.

          "Further Diamond Bank Guarantee Letter" means a letter between the Agent and the Borrower relating to a Further Diamond Bank Guarantee substantially in a form set out in the Appendix or such other form as may be agreed between the Agent (with the approval of the Majority Lenders) and the Borrower.

          "GAAP" means generally accepted accounting principles in the United Kingdom.

          "Group" means the Borrower and its Subsidiary Undertakings for the time being (but, for the avoidance of doubt, shall not include any Investee Company).

          "Holding Company" means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.

          "Increase Date" has the meaning given to it in Clause 2.3 (Facility Increase).

          "Indebtedness for Borrowed Money" means Financial Indebtedness save for any indebtedness for or in respect of paragraph (g) of the definition of "Financial Indebtedness".

          "Interest Period" means, in relation to a Loan, each period determined in accordance with Clause 12 (Interest Periods) and in relation to an Unpaid Sum, each period determined in accordance with Clause 11.3 (Default interest).

          "Investee Company" means a company, trust, partnership, fund or other entity in which the Borrower (or fund in which the Borrower has an interest) participates as a shareholder or holder of debt.

          "Investment Adviser" means SVG Advisers Limited.

          "Investment Policy" means the investment policy stated in the latest published annual audited accounts of the Borrower.

          "Lender" means:

          (a)  any Original Lender; and

          (b) any bank or financial institution which has become a Party in accordance with Clause 25 (Changes to the Lenders),

          which in each case has not ceased to be a Party in accordance with the terms of this Agreement.

          "LIBOR" means, in relation to any Loan other than a Loan denominated in euro:

          (a)  the applicable Screen Rate; or

          (b) (if no Screen Rate is available for the currency or Interest Period of that Loan) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request quoted by the Reference Banks to leading banks in the London interbank market, as of the Specified Time on the Quotation Day for the offering of deposits in the currency of that Loan and for a period comparable to the Interest Period for that Loan.

          "Loan" means a loan made or to be made under the Facility or the principal amount outstanding for the time being of that loan.

          "LMA" means the Loan Market Association.

          "Majority Lenders" means:

          (a) until the Total Commitments have been reduced to zero, a Lender or Lenders whose Commitments aggregate more than 50% of the Total Commitments (or, if the Total Commitments have been reduced to zero and there are no Utilisations then outstanding, aggregated more than 50% of the Total Commitments immediately prior to the reduction); or

          (b) at any other time, a Lender or Lenders whose participations in the Utilisations then outstanding aggregate more than 50% of all the Utilisations then outstanding.

          "Mandatory Cost" means the percentage rate per annum calculated by the Agent in accordance with Schedule 4 (Mandatory Cost formulae).

          "Margin" means:

          (a) at any time when Consolidated Gross Borrowings are 30% or less of Consolidated Adjusted Investment Assets, one point two five per cent. (1.25%) per annum; and

          (b) at any time when Consolidated Gross Borrowings are greater than 30% of Consolidated Adjusted Investment Assets, one point five zero per cent. (1.50%) per annum.

          "Material Adverse Effect" means a material adverse effect on:

          (a) the financial condition, assets, prospects or business of the Borrower; and

          (b) the ability of the Borrower to perform its payment obligations under the Finance Documents or its obligations under Clause 22 (Financial Covenants) of this Agreement.

          "Month" means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

          (a) (subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

          (b) if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

          (c) if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

          The above rules will only apply to the last Month of any period.

          "Optional Currency" means a currency (other than the Base Currency) which complies with the conditions set out in Clause 4.3 (Conditions relating to Optional Currencies).

          "Original Financial Statements" means the unaudited consolidated financial statements of the Group for the half year ended 30 June 2005.

          "P123" means P123 Limited and P123 (C.I.) Limited, the closed-end investment companies incorporated in Guernsey, in each of which the Borrower has an approximate 40% holding.

          "Participating Member State" means any member state of the European Communities that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Union relating to European Monetary Union.

          "Party" means a party to this Agreement and includes its successors in title, permitted assigns and permitted transferees.

          "PEI Preferred Equity Shares" has the meaning given to that term in the Memorandum and Articles of Association of SVG Diamond Holdings Limited.

          "PEI Preferred Equity Shares II" has the meaning given to the term PEI Preferred Equity Shares in the Memorandum and Articles of Association of SVG Diamond Holdings II Limited but shall not include any SVG Warehoused Shares.

          "Permira" means the international network of entities providing management, advisory or consultancy services to private equity and other funds under the overall business name of Permira.

          "Permira Funds" means funds to which Permira acts as manager, advisor or consultant.

          "Platinum Trust" means the trust constituted by the Trust Deed dated 29 March 1996 and made between Barings (Guernsey) Limited and Schroder Venture Managers (Guernsey) Limited, as amended from time to time.

          "Portfolio Value" has the meaning given to such term in Clause 22.1 (Financial definitions).

          "Private Placement" means the notes to be issued by the Borrower by way of private placement, arranged by The Royal Bank of Scotland plc.

          "Qualifying Lender" has the meaning given to it in Clause 15 (Tax Gross-Up and Indemnities).

          "Quarter Dates" mean 31 March, 30 June, 30 September and 31 December in each year.

          "Quotation Day" means, in relation to any period for which an interest rate is to be determined:

          (a)  (if the currency is sterling) the first day of that period;

          (b) (if the currency is euro) two TARGET Days before the first day of that period; or

          (c) (for any other currency) two Business Days before the first day of that period,

          unless market practice differs in the Relevant Interbank Market for a currency, in which case the Quotation Day for that currency will be determined by the Agent in accordance with market practice in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day will be the last of those days).

          "Reference Banks" means The Governor and Company of the Bank of Scotland, The Royal Bank of Scotland plc and such other banks as may be appointed by the Agent in consultation with the Borrower.

          "Relevant Interbank Market" means in relation to euro, the European interbank market and, in relation to any other currency, the London interbank market.

          "Remaining Initial Issue Price" means at any time euro 50,000,000 less the Satisfied Initial Issue Price.

          "Remaining Initial Issue Price II" means at any time euro 72,500,000 less the Satisfied Initial Issue Price II.

          "Renewal Request" means a written notice delivered to the Agent in accordance with Clause 7.7 (Renewal of a Bank Guarantee).

          "Repeating Representations" means each of the representations set out in Clauses 20.1 (Status) to 20.6 (Governing law and enforcement), Clause 20.9 (No default), Clause 20.10 (No misleading information), Clause 20.12 (Pari passu ranking) and Clause 20.13 (No proceedings pending or threatened).

          "Rollover Loan" means one or more Loans:

          (a) made or to be made on the same day that a maturing Loan is due to be repaid;
                                      -9-

          (b) the aggregate amount of which is equal to or less than the maturing Loan;

          (c) in the same currency as the maturing Loan (unless it arose as a result of the operation of Clause 6.2 (Unavailability of a Currency)); and

          (d) made or to be made to the same Borrower for the purpose of refinancing a maturing Loan.

          "Satisfied Initial Issue Price" means euro 1 for each PEI Preferred Equity Share which has been held by the Borrower, and in respect of which all Callable Subscription Monies have been paid by the Borrower or which is no longer held by the Borrower.

          "Satisfied Initial Issue Price II" means at any time the amount of Callable Subscription Monies II which have been paid by the Borrower, and which are not attributable to EURIBOR, in respect of the PEI Preferred Equity Shares II held by the Borrower at that time, together with euro 1 for each PEI Preferred Equity Share II which has been, but at that time is no longer, held by the Borrower.

          "Schroder Ventures" means the international association of entities providing management, advisory or consultancy services to buy-out and development capital funds under the overall business name of Schroder Ventures or have done so under such business name (excluding Permira).

          "Screen Rate" means:

          (a) in relation to LIBOR, the British Bankers' Association Interest Settlement Rate for the relevant currency and period; and

          (b) in relation to EURIBOR, the percentage rate per annum determined by the Banking Federation of the European Union for the relevant period,

          displayed on the appropriate page of the Telerate screen. If the agreed page is replaced or service ceases to be available, the Agent may specify another page or service displaying the appropriate rate after consultation with the Borrower and the Lenders.

          "Security" means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

          "Specified Time" means a time determined in accordance with Schedule 8 (Timetables).

          "Subsidiary" and "Subsidiary Undertaking" shall have the meanings ascribed to them by section 736 and section 258 respectively of the Companies Act 1985 and, for the purposes of this Agreement "Subsidiary" and "Subsidiary Undertaking" shall include the Platinum Trust.

          "SVG Diamond Bank Guarantee" means a bank guarantee, substantially in the form set out in Schedule 9 (Form of SVG Diamond Bank Guarantee) issued to SVG Diamond Holdings Limited on 28 September 2004.

          "SVG Diamond Bank Guarantee II" means the bank guarantees, in the form agreed between the Borrower and the Agent issued to SVG Diamond Holdings II Limited on 22 February 2006.

          "SVG Warehoused Shares" means those PEI Preferred Equity Shares II issued pursuant to a subscription and share issue agreement dated 8 February 2006 between SVG Diamond Holdings II Limited and the Borrower relating to the subscription of 7,500,000 PEI Preferred Equity Shares II.

          "TARGET" means Trans-European Automated Real-time Gross Settlement Express Transfer payment system.

          "TARGET Day" means any day on which TARGET is open for the settlement of payments in euro.

          "Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

          "Taxes Act" means the Income and Corporation Taxes Act 1988.

          "Termination Date" means unless all the Lenders and the Issuing Bank in their absolute discretion otherwise agree, the day falling sixty months from the date of this Agreement (or, if that day is not a Business Day, the preceding Business Day).

          "Total Commitments" means the aggregate of the Commitments, being EUR285,000,000 on the date of this Agreement and, on the Increase Date, EUR600,000,000.

          "Transfer Certificate" means a certificate substantially in the form set out in Schedule 5 (Form of Transfer Certificate) or any other form agreed between the Agent and the Borrower.

          "Transfer Date" means, in relation to a transfer, the later of:

          (a) the proposed Transfer Date specified in the Transfer Certificate provided it is not less than five Business Days after the date on which the Agent receives the Transfer Certificate (or such other date as the Agent may agree); and

          (b)  the date on which the Agent executes the Transfer Certificate.

          "Unpaid Sum" means any sum due and payable but unpaid by the Borrower under the Finance Documents.

          "Utilisation" means a Loan or a Bank Guarantee.

          "Utilisation Date" means the date on which a Utilisation is made.

          "Utilisation Request" means a notice substantially in the form set out in Schedule 3 (Requests) or, in the case of a Further Diamond Bank Guarantee, a Further Diamond Bank Guarantee Letter.

          "VAT" means value added tax as provided for in the Value Added Tax Act 1994 and any other tax of a similar nature.

1.2       Construction
          (a)  Unless  a  contrary   indication  appears  a  reference  in  this
               Agreement to:

               (i) "assets" includes present and future properties, revenues and rights of every description;

               (ii) the "European  interbank  market" means the interbank market for euro operating in Participating Member States;

               (iii)a "Finance  Document" or any other  agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended or novated;

               (iv) "indebtedness"  includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent other than any such obligation in respect of uncalled commitments;

               (v) a "person" includes any person, firm, company, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having separate legal personality) of two or more of the foregoing;

               (vi) a  "regulation"  includes  any  regulation,  rule,  official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

               (vii)a provision  of law is a  reference  to that  provision  as amended or re-enacted; and

               (viii)a time of day is a reference to London time.

          (b) Section, Clause and Schedule headings are for ease of reference only.

          (c) Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

          (d) A Default or an Event of Default is "continuing" if it has not been remedied or waived.

1.3      Currency Symbols and Definitions
          "$" and "dollars" denote lawful currency of the United States of America, "GBP" and "sterling" denotes lawful currency of the United Kingdom and "EUR", "EUR" and "euro" means the single currency unit of the Participating Member States.

1.4      Third party rights
          (a) Except as provided in a Finance Document, the terms of a Finance Document may be enforced only by a party to it and the operation of the Contracts (Rights of Third Parties) Act 1999 is excluded.

          (b) Notwithstanding any provision of any Finance Document, the Parties to a Finance Document do not require the consent of any third party to rescind or vary any Finance Document at any time.

                                    SECTION 2
                                  THE FACILITY

2.        THE FACILITY

2.1       The Facility
          Subject to the terms of this Agreement, the Lenders make available to the Borrower a multicurrency revolving loan facility and a bank guarantee facility in an aggregate amount equal to the Total Commitments.

2.2       The Existing Facility
          Upon   satisfaction  of  the   requirements  of  Clause  4.1  (Initial
          conditions precedent):

          (a) all amounts outstanding under the Existing Facility, including the existing Diamond Bank Guarantees, shall be deemed to be outstanding under, and on the terms of, this Agreement (with the same interest periods and, in the case of the Bank Guarantees, with the bank guarantee fee continuing to run for the current six month period that has commenced under the terms of the Existing Facility); and

          (b) the Existing Facility shall be deemed to have been cancelled in full and replaced by the Facility.

2.3       Facility Increase
          (a) The amount of the Total Commitments under this Agreement shall increase from EUR285,000,000 to EUR600,000,000 on the later of the following:

               (i)  14 June 2006; and

               (ii) the date the Borrower  satisfies  the  condition  set out in
                    Clause 23.20 (Condition Subsequent).

          (b) On the date of the Facility Increase (the "Increase Date"), the amount of the increase in the Total Commitments (the "Increase Amount") shall be allocated between the Lenders then party to this Agreement as a new Commitment. Each such Lender shall assume a new Commitment equal to the same proportion of the Increase Amount as its Available Commitment bears to the Available Facility on the Increase Date.

2.4       Lenders' rights and obligations
          (a) The obligations of each Lender under the Finance Documents are several. Failure by a Lender to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

          (b) The rights of each Lender under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Lender from the Borrower shall be a separate and independent debt.

          (c) A Finance Party may, except as otherwise stated in the Finance Documents, separately enforce its rights under the Finance Documents.

3.        PURPOSE

3.1       Purpose
          The Borrower shall apply all amounts borrowed by it under the Facility towards its general corporate purposes (which shall include, without limitation, gearing, funding investment timing differences and payment of any fees, costs and expenses associated with the Facility).

3.2       Monitoring
          No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4.        CONDITIONS OF UTILISATION

4.1       Initial conditions precedent
          The Borrower may not deliver a Utilisation Request unless the Agent has received all of the documents and other evidence listed in
          Schedule 2 (Conditions precedent) in form and substance satisfactory to the Agent (acting reasonably). The Agent shall notify the Borrower and the Lenders promptly upon being so satisfied.

4.2       Further conditions precedent
          The Lenders will only be obliged to comply with Clause 5.4 (Lenders' participation) if on the date of the Utilisation Request and on the proposed Utilisation Date:

          (a) in the case of a Rollover Loan, no Event of Default is continuing or would result from the proposed Loan, and, in the case of any other Loan, no Default is continuing or would result from the proposed Loan; and

          (b) the Repeating Representations to be made by the Borrower are true in all material respects.

4.3      Conditions relating to Optional Currencies
          (a) A currency will constitute an Optional Currency in relation to a Loan if it is dollars or sterling or if:

               (i) it is readily available in the amount required and freely convertible into the Base Currency in the Relevant Interbank Market on the Quotation Day and the Utilisation Date for that Loan; and

               (ii) it  has  been   approved   by  the  Agent   (acting  on  the
                    instructions of all the Lenders) on or prior to receipt by the Agent of the relevant Utilisation Request for that Loan.

          (b) If the Agent has received a written request from the Borrower for a currency to be approved under paragraph (a)(ii) above, the Agent will confirm to the Borrower by the Specified Time:

               (i)  whether or not the Lenders have granted their approval; and

               (ii) if approval has been  granted,  the minimum  amount (and, if required, integral multiples) for any subsequent Utilisation in that currency.

          (c) A Loan denominated in euro will only be made available in the euro unit.

4.4       Maximum number of Loans
          (a) The Borrower may not deliver a Utilisation Request if as a result of the proposed Utilisation fifteen or more Loans would be outstanding or fifteen or more Bank Guarantees would be outstanding.

          (b) Any Loan made by a single Lender under Clause 6.2 (Unavailability of a currency) shall not be taken into account in paragraph (a) above.

                                    SECTION 3
                                   UTILISATION

5.        UTILISATION

5.1       Delivery of a Utilisation Request
          The Borrower may utilise the Facility by delivery to the Agent of a duly completed Utilisation Request not later than the Specified Time.

5.2       Completion of a Utilisation Request
          Each Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

          (a) the proposed Utilisation Date is a Business Day within the Availability Period;

          (b)  the currency and amount of each Utilisation  complies with Clause
               5.3 (Currency and amount); and

          (c) the proposed Interest Period complies with Clause 12 (Interest Periods).

5.3       Currency and amount
          (a) The currency specified in a Utilisation Request for a proposed Loan must be the Base Currency or an Optional Currency.

          (b) The amount of each proposed Loan must be an amount whose Base Currency Amount is not more than the Available Facility and which is:

               (i) if the currency selected is the Base Currency, a minimum of EUR1,000,000 or if less, the Available Facility; or

               (ii) if  the  currency  selected  is an  Optional  Currency,  the minimum amount (or an integral multiple, if required) specified by the Agent pursuant to paragraph 4.3(b)(ii) of Clause 4.3 (Conditions relating to Optional Currencies) or, if less, the Available Facility.

5.4      Lenders' participation
          (a) If the conditions set out in this Agreement have been met, each Lender shall make its participation in each Loan available through its Facility Office.

          (b) The amount of each Lender's participation in each Loan will be equal to the proportion borne by its Available Commitment to the Available Facility immediately prior to making the Loan.

          (c) The Agent shall notify each Lender of the amount, currency and the Base Currency Amount of each Loan at the Specified Time.

6.        OPTIONAL CURRENCIES

6.1       Selection of currency
          The Borrower shall select the currency of a Loan in a Utilisation Request.

6.2       Unavailability of a currency
          If before the Specified Time on any Quotation Day:

          (a) the Agent has received notice from a Lender that the Optional Currency requested for a Loan is not readily available to it in the amount required; or

          (b) a Lender notifies the Agent that compliance with its obligation to participate in a Loan in the proposed Optional Currency would contravene a law or regulation applicable to it,

          the Agent will give notice to the Borrower to that effect by the Specified Time on that day. In this event, any Lender that gives notice pursuant to this Clause 6.2 will be required to participate in the Loan in the Base Currency (in an amount equal to that Lender's proportion of the Base Currency Amount or, in respect of a Rollover Loan, an amount equal to that Lender's proportion of the Base Currency Amount of the maturing Loan that is due to be repaid) and its participation will be treated as a separate Loan denominated in the Base Currency during that Interest Period.

6.3       Participation in a Loan
          Each Lender's participation in a Loan will be determined in accordance with paragraph 5.4(b) of Clause 5.4 (Lenders' participation).

7.        UTILISATION - BANK GUARANTEE

7.1       General
          (a)  In this Clause 7 and Clause 8 (Bank Guarantee):

          (i) "Expiry Date" means, for the Bank Guarantee, the last day of its Term;

          (ii) "Guarantee Proportion" means, in relation to a Lender in respect of the Bank Guarantee, the proportion (expressed as a percentage) borne by that Lender's Available Commitment to the Available Facility immediately prior to the issue of the Bank Guarantee, adjusted to reflect any assignment or transfer under this Agreement to or by that Lender; and

          (iii) "Term" means the period determined under this Agreement for which the Issuing Bank is under a liability under the Bank Guarantee.

          (b)  Any reference in this Agreement to:

               (i)     a "Finance Party" includes the Issuing Bank;

               (ii) the Interest Period of the Bank Guarantee will be construed as a reference to the Term of that Bank Guarantee;

               (iii) an amount borrowed includes any amount utilised by way of the Bank Guarantee;

               (iv) a Utilisation made or to be made to the Borrower includes the Bank Guarantee issued on its behalf;

               (v) a Lender funding its participation in a Utilisation includes a Lender participating in the Bank Guarantee;

               (vi) amounts outstanding under this Agreement include amounts outstanding under or in respect of the Bank Guarantee;

               (vii) an outstanding amount of the Bank Guarantee at any time is the maximum amount that is or may be payable by the Borrower in respect of that Bank Guarantee at that time;

               (viii)  the  Borrower   "repaying"  or   "prepaying"   the  Bank
                       Guarantee means:

                        (A) the Borrower providing cash cover for the Bank Guarantee;

                        (B)     the  maximum   amount  payable  under  the  Bank
                                Guarantee being reduced in accordance with its terms; or

                        (C) the Issuing Bank being satisfied that it has no further liability under the Bank Guarantee, and the amount by which the Bank Guarantee is repaid or prepaid under sub-paragraphs (viii)(A) and
                                (viii)(B) above is the amount of the relevant cash cover or reduction; and

                (ix) the Borrower providing "cash cover" for the Bank Guarantee means the Borrower paying an amount in the currency of the Bank Guarantee to an interest bearing account in the name of the Borrower or as may be otherwise agreed between the Borrower and the Lenders and the following conditions are met:

                        (A) the account is with the Agent (if the cash cover is to be provided for all the Lenders) or the Issuing Bank (if the Original Lenders are the only Lenders) or with a Lender (if the cash cover is to be provided for that Lender);

                        (B) withdrawals from the account may only be made to pay a Finance Party amounts due and payable to it under this Agreement in respect of the Bank Guarantee until no amount is or may be outstanding under the Bank Guarantee; and

                        (C) the Borrower has executed a security document, in form and substance satisfactory to the Agent or the Finance Party with which that account is held, creating a first ranking security interest over that account.

          (c) Clause 5 (Utilisation) does not apply to the Utilisation by way of Bank Guarantee.

7.2       Facility
          The Facility may be utilised by way of issue of Bank Guarantees.

7.3       Delivery of a Utilisation Request for Bank Guarantee
          The Borrower may request a Bank Guarantee to be issued by delivery to the Agent of a duly completed Utilisation Request in the form of Part IB of Schedule 3 (Utilisation Request - Banks Guarantee) or, in the case of a Further Diamond Bank Guarantee, a Further Diamond Bank Guarantee Letter, in each case not later than the Specified Time.

7.4       Completion of a Utilisation Request for Bank Guarantee
          Each Utilisation Request for a Bank Guarantee is irrevocable and will not be regarded as having been duly completed unless:

          (a)  it specifies that it is for a Bank Guarantee;

          (b) the proposed Utilisation Date is a Business Day within the Availability Period;

          (c) the currency and amount of the Bank Guarantee comply with Clause 7.5 (Currency and amount);

          (d)  the form of Bank Guarantee is attached;

          (e) in the case of the SVG Diamond Bank Guarantee, the Expiry Date of the Bank Guarantee is no later than the date falling 90 months after the date of original issue of the Bank Guarantee, in the case of the SVG Diamond Bank Guarantee II, the Expiry Date of the Bank Guarantee is no later than the date falling 66 months after the date of original issue of the Bank Guarantee, in the case of a Further Diamond Bank Guarantee, the expiry date of which is after the Termination Date (provided that such expiry date has been approved by all Lenders), the expiry date set out in the Further Diamond Bank Guarantee Letter relating to such guarantee and, in the case of any Bank Guarantee other than the Diamond Bank Guarantees, the Expiry Date of the Bank Guarantee is on or before the Termination Date (unless otherwise approved by all the Lenders);

          (f)  the delivery  instructions  for the Bank Guarantee are specified;
               and

          (g) the identity of the beneficiary of the Bank Guarantee is SVG Diamond Holdings Limited in the case of the SVG Diamond Bank Guarantee, SVG Diamond Holdings II Limited in the case of the SVG Diamond Bank Guarantee II, or in the case of any other Diamond Bank Guarantee such other beneficiaries as may be approved by the Majority Lenders and stated in a Further Diamond Bank Guarantee Letter or, in the case of any Bank Guarantee other than the Diamond Bank Guarantees, such other beneficiaries as may be approved by the Majority Lenders.

7.5       Currency and amount
          The currency specified in the Utilisation Request must be euro.

7.6       Issue of the Bank Guarantee
          (a) If the conditions set out in this Agreement have been met, the Issuing Bank shall issue one or more Bank Guarantees on the Utilisation Date.

          (b)  The   Issuing   Bank  will  only  be  obliged   to  comply   with
               paragraph (a) above if on the date of the Utilisation Request and on the proposed Utilisation Date:

               (i) in the case of a Bank Guarantee renewed in accordance with Clause 7.7 (Renewal of a Bank Guarantee), no Event of Default is continuing or would result from the proposed Utilisation and, in the case of any other Utilisation, no Default is continuing or would result from the proposed Utilisation; and

               (ii) the Repeating Representations to be made by the Borrower are true in all material respects.

          (c) The amount of each Lender's participation in a Bank Guarantee will be equal to the proportion borne by its Available Commitment to the Available Facility immediately prior to the issue of the Bank Guarantee.

7.7       Renewal of a Bank Guarantee
          (a) The Borrower may request any Bank Guarantee issued on its behalf be renewed by delivery to the Agent of a Renewal Request by the Specified Time.

          (b) The Finance Parties shall treat any Renewal Request in the same way as a Utilisation Request for a Bank Guarantee except that the conditions set out in paragraphs (d), (f) and (g) of Clause 7.4 (Completion of a Utilisation Request for Bank Guarantee) shall not apply.

          (c) The terms of each renewed Bank Guarantee shall be the same as those of the relevant Bank Guarantee immediately prior to its renewal, except that:

               (i) its amount may be less than the amount of the Bank Guarantee immediately prior to its renewal; and

               (ii) its Term shall  start on the date which was the Expiry  Date of the Bank Guarantee immediately prior to its renewal, and shall end on the proposed Expiry Date specified in the Renewal Request.

          (d) If the conditions set out in this Agreement have been met, the Issuing Bank shall amend and re-issue any Bank Guarantee pursuant to a Renewal Request.

8.        BANK GUARANTEE

8.1       Immediately payable
          (a) If the Bank Guarantee or any amount outstanding under the Bank Guarantee becomes payable and no claim (as defined in paragraph
               (a) of Clause 8.4 (Claims under a Bank Guarantee)) has been made in respect of the Bank Guarantee or amount outstanding under the Bank Guarantee, the Borrower shall repay or prepay that amount immediately.

          (b) Within 5 Business Days of the Borrower becoming aware that the Current Outstanding Amount is equal to or greater than the Total Aggregate Amount (as defined in the SVG Diamond Bank Guarantee), the Borrower will pay the Callable Subscription Monies in respect of all of its PEI Preferred Equity Shares to the issuer in accordance with article 2.5(b) of the Memorandum and Articles of Association of SVG Diamond Holdings Limited.

          (c) Within 5 Business Days of the Borrower becoming aware that the Current Outstanding Amount II is equal to or greater than the Total Aggregate Amount (as defined in the SVG Diamond Bank Guarantee II), the Borrower will pay the Callable Subscription Monies II in respect of all of its PEI Preferred Equity Shares II to the issuer in accordance with article 2.5(b) of the Memorandum and Articles of Association of SVG Diamond Holdings II Limited.

          (d) In the case of any Further Diamond Bank Guarantee, the Borrower shall comply with the requirements set out in the Further Diamond Bank Guarantee Letter in relation to such guarantee.

8.2       Assignments and transfers
          (a) Notwithstanding any other provision of this Agreement, the consent of the Issuing Bank is required for any assignment or transfer of any Lender's rights and/or obligations under the Facility.

          (b) Without prejudice to Clause 25.2(f), if paragraph (a) and the conditions and procedure for transfer specified in Clause 25 (Changes to the Lenders) are satisfied, then on the Transfer Date the Issuing Bank and the New Lender shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Issuing Bank and the Existing Lender shall each be released from further obligations to each other under this Agreement.

8.3       Fee payable in respect of the Bank Guarantees
          (a) The Borrower shall pay to the Agent (for the account of each Lender) a bank guarantee fee in euros computed at the same rate as the Margin on the outstanding amount of the Bank Guarantee less the amount of cash cover (if any) provided by the Borrower in respect of all or any part of any Bank Guarantee (save that in relation to the SVG Diamond Bank Guarantee or, as the case may be, the SVG Diamond Bank Guarantee II, the bank guarantee fee in euros shall be the aggregate of (A) an amount computed at the same rate as the Margin on the Current Outstanding Amount or, as the case may be, the Current Outstanding Amount II less the amount of cash cover (if any) provided by the Borrower in respect of all or any part of that Bank Guarantee and (B) an amount computed at the same rate as the commitment fee set out in paragraph (a) of Clause 14.1 (Commitment fee) on the difference between the Total Aggregate Amount (as defined in the relevant Diamond Bank Guarantee) and the Current Outstanding Amount or, as the case may be, the Current Outstanding Amount II and in relation to any Further Diamond Bank Guarantee, the bank guarantee fee shall be calculated in the manner set out in the Further Diamond Bank Guarantee Letter in relation to such guarantee) for the period from the issue of that Bank Guarantee until its Expiry Date provided that if at any time cash cover has been provided in respect of all or any part of any Bank Guarantee, an additional bank guarantee fee shall be payable at the rate of 0.15 per cent. per annum in respect of the whole or that part (as the case may be) of that Bank Guarantee for which cash cover is provided. This fee shall be distributed according to each Lender's Guarantee Proportion of the Bank Guarantee.

          (b) The accrued bank guarantee fee on the Bank Guarantee shall be payable on the last day of each successive period of six months (or such shorter period as shall end on the Expiry Date for the Bank Guarantee) starting on the date of issue of the Bank Guarantee.

          (c) If the Borrower cash covers all or any part of the Bank Guarantee then:

               (i) the bank guarantee fee payable for the account of each Lender shall continue to be payable until the expiry of the Bank Guarantee; and

               (ii) the  Borrower  will be  entitled to  withdraw  the  interest accrued on the cash cover (which shall accrue at the market rate (LIBID)) to pay those fees on each date on which it is required to pay bank guarantee fee on any Bank Guarantee or, if the Borrower and the Lenders agree, the bank at which the deposit is held shall be entitled to pay interest accrued on the cash cover net of the additional bank guarantee fee which is due and payable in respect of the cash cover provided thereby satisfying the obligation of the Borrower to pay such guarantee fee. Any such amount deducted by way of netting from the interest due shall be distributed according to each Lender's Guarantee Proportion of the Bank Guarantee and at the times set out in paragraph (b) of Clause 8.3.

8.4       Claims under a Bank Guarantee
          (a) The Borrower irrevocably and unconditionally authorises the Issuing Bank to pay any claim made or purported to be made under the Bank Guarantee requested by it and which appears on its face to be in order (a "claim").

          (b) The Borrower shall immediately on demand pay to the Agent for the Issuing Bank an amount equal to the amount of any claim under the Bank Guarantee.

          (c)  The Borrower acknowledges that the Issuing Bank:

               (i) is not obliged to carry out any investigation or seek any confirmation from any other person before paying a claim; and

               (ii) deals in documents  only and will not be concerned  with the legality of a claim or any underlying transaction or any available set-off, counterclaim or other defence of any person.

          (d) The obligations of the Borrower under this Clause will not be affected by:

               (i) the sufficiency, accuracy or genuineness of any claim or any other document; or

               (ii) any  incapacity  of, or  limitation  on the  powers  of, any person signing a claim or other document.

8.5       Indemnities
          (a) The Borrower shall immediately on demand indemnify the Issuing Bank against any cost, loss or liability incurred by the Issuing Bank (otherwise than by reason of the Issuing Bank's gross negligence or wilful misconduct or to the extent that a cost, loss or liability for or on account of Tax is compensated for by a payment under Clause 15.3(a) (or would have been compensated for by such a payment but was not so compensated solely because one or more of the exclusions in Clause 15.3(b) applied)) in acting as the Issuing Bank under the Bank Guarantee.

          (b) Each Lender shall (according to its Guarantee Proportion) immediately on demand indemnify the Issuing Bank against any cost, loss or liability incurred by the Issuing Bank (otherwise than by reason of the Issuing Bank's gross negligence or wilful misconduct) in acting as the Issuing Bank under the Bank Guarantee (unless the Issuing Bank has been reimbursed by the Borrower pursuant to a Finance Document).

          (c) The Borrower shall immediately on demand reimburse any Lender for any payment it makes to the Issuing Bank under this Clause 8.5 (Indemnities) in respect of the Bank Guarantee.

          (d) The obligations of each Lender under this Clause are continuing obligations and will extend to the ultimate balance of sums payable by that Lender in respect of the Bank Guarantee, regardless of any intermediate payment or discharge in whole or in part.

          (e) The obligations of any Lender or the Borrower under this Clause will not be affected by any act, omission, matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under this Clause (without limitation and whether or not known to it or any other person) including:

          (i) any time, waiver or consent granted to, or composition with, the Borrower, any beneficiary under the Bank Guarantee or other person;

          (ii) the release of the Borrower or any other person under the terms of any composition or arrangement;

          (iii) the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, the Borrower, any beneficiary under the Bank Guarantee or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

          (iv) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of the Borrower, any beneficiary under the Bank Guarantee or any other person;

          (v) any amendment (however fundamental) or replacement of a Finance Document, the Bank Guarantee or any other document or security;

          (vi) any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document, the Bank Guarantee or any other document or security; or

          (vii) any insolvency or similar proceedings.

8.6       Rights of contribution
          The Borrower will not be entitled to any right of contribution or indemnity from any Finance Party in respect of any payment it may make under this Clause 8.

8.7       Role of the Issuing Bank
          (a) Nothing in this Agreement constitutes the Issuing Bank as a trustee or fiduciary of any other person.

          (b) The Issuing Bank shall not be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

          (c) The Issuing Bank may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

          (d)  The Issuing Bank may rely on:

               (i) any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and

               (ii) any statement  made by a director,  authorised  signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

          (e) The Issuing Bank may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts.

          (f) The Issuing Bank may act in relation to the Finance Documents through its personnel and agents.

          (g)  The Issuing Bank is not responsible for:

               (i) the adequacy, accuracy and/or completeness of any information (whether oral or written) provided by the Agent, any Party (including itself), or any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; or

               (ii) the   legality,   validity,   effectiveness,   adequacy   or
                    enforceability of any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document.

8.8       Exclusion of liability
          (a) Without limiting paragraph (b) below, the Issuing Bank will not be liable for any action taken by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.

          (b) No Party (other than the Issuing Bank) may take any proceedings against any officer, employee or agent of the Issuing Bank in respect of any claim it might have against the Issuing Bank or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document.

8.9       Credit appraisal by the Lenders
          Without affecting the responsibility of the Borrower for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms to the Issuing Bank that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document, including but not limited to, those listed in paragraphs (a) to (d) of Clause 27.15 (Credit appraisal by the Lenders).

8.10      Address for notices
          The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of the Issuing Bank for any communication or document to be made or delivered under or in connection with the Finance Documents is that notified in writing to the Agent prior to the date of this Agreement or any substitute address or fax number or department or officer as the Issuing Bank may notify to the Agent by not less than five Business Days' notice.

8.11      Amendments and Waivers
          Notwithstanding any other provision of this Agreement, an amendment or waiver which relates to the rights or obligations of the Issuing Bank may not be effected without the consent of the Issuing Bank.

                                    SECTION 4
                     REPAYMENT, PREPAYMENT AND CANCELLATION

9.        REPAYMENT

9.1       The Borrower shall repay each Loan on the last day of its Interest
          Period.

9.2 If not otherwise repaid and unless all the Lenders and the Issuing Bank in their absolute discretion otherwise agree, the Borrower will repay each Bank Guarantee on the Termination Date by providing cash cover.

10.       PREPAYMENT AND CANCELLATION

10.1      Illegality

          (a) If, at any time, it is or will become unlawful in any jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund its participation in any Utilisation:

               (i) that Lender shall promptly notify the Agent upon becoming aware of that event;

               (ii) upon the Agent  notifying  the Borrower,  the  Commitment of that Lender will be immediately cancelled; and

               (iii)the Borrower shall repay that Lender's participation in the
                    Utilisation made to it on the last day of the Interest Period for each Utilisation occurring after the Agent has notified the Borrower or, if earlier, the date specified by the Lender in the notice delivered to the Agent (being no earlier than the last day of any applicable grace period permitted by law).

          (b) If at any time, it is or will become unlawful for the Issuing Bank to issue or leave outstanding the Bank Guarantee the Issuing Bank shall promptly notify the Agent upon becoming aware of that event and upon the Agent notifying the Borrower, the Facility shall cease to become available for the issue of the Bank Guarantee.

10.2      Change of control
          (a) If a group of persons who at the date hereof do not have control of the Borrower, acting in concert gains control of the Borrower:

               (i) the Borrower shall promptly notify the Agent upon becoming aware of that event;

               (ii) the Borrower and the Lenders  shall  immediately  enter into negotiations for a period of not more than 60 days with a view to agreeing whether the Facility shall continue to be made available and whether any amendment is required;

               (iii) if no such  agreement is reached  within such 60 day period then:

                    (A) any Lender by notice to the Agent and to the Borrower may cancel its Commitment and on receipt by the Borrower of such a notice, the Borrower shall immediately repay that Lender's participation in the Utilisation; and

                    (B) if the Majority Lenders so require, the Agent shall, by not less than 30 days notice to the Borrower, cancel the Facility and declare all outstanding Utilisations, together with accrued interest, and all other amounts accrued under the Finance Documents immediately due and payable, whereupon the Facility will be cancelled and all such outstanding amounts will become immediately due and payable.

          (b)  For the purpose of paragraph (a) above "control" means:

               (i) the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:

                    (A) cast, or control the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of the Borrower; or

                    (B)  appoint  or  remove  all,  or  the  majority,   of  the
                         directors or other equivalent officers of the Borrower; or

                    (C) give directions with respect to the operating and financial policies of the Borrower which the directors or other equivalent officers of the Borrower are obliged to comply with; or

               (ii) the  holding  of more  than  one-half  of the  issued  share capital of the Borrower (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital).

               (iii)For the purpose of paragraph  (a) above "acting in concert"
                    means a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition by any of them, either directly or indirectly of shares in the Borrower, to obtain or consolidate control of the Borrower.

10.3      Voluntary cancellation
          The Borrower may, if it gives the Agent not less than five Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, cancel the whole or any part (being a minimum amount of EUR1,000,000) of the Available Facility. Any cancellation under this Clause 10.3 shall reduce the Commitments of the Lenders rateably.

10.4      Voluntary prepayment of Utilisations
          The Borrower may, if it gives the Agent not less than five Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of a Utilisation (but, if in part, being an amount that reduces the Base Currency Amount of the Utilisation by a minimum amount of EUR1,000,000).

10.5      Right of repayment and cancellation in relation to a single Lender

          (a)  If:

               (i) any sum payable to any Lender by the Borrower is, or will be, required to be increased under paragraph (d) of Clause
                    15.2 (Tax gross-up); or

               (ii) any Lender claims  indemnification  from the Borrower  under
                    Clause 15.3 (Tax indemnity) or Clause 16.1 (Increased costs),

               the Borrower may, whilst the circumstance giving rise to the requirement or indemnification continues, give the Agent notice of cancellation of the Commitment of that Lender and its intention to procure the repayment of that Lender's participation in the Utilisations.

          (b) On receipt of a notice referred to in paragraph (a) above, the Commitment of that Lender shall immediately be reduced to zero.

          (c) On the last day of each Interest Period which ends after the Borrower has given notice under paragraph (a) above (or, if earlier, the date specified by the Borrower in that notice), the Borrower shall repay that Lender's participation in that Utilisation.

10.6      Restrictions
          (a) Any notice of cancellation or prepayment given by any Party under this Clause 10.6 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

          (b) Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

          (c) Unless a contrary indication appears in this Agreement, any part of the Facility which is prepaid may be reborrowed in accordance with the terms of this Agreement.

          (d) The Borrower shall not repay or prepay all or any part of the Utilisation or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

          (e) No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

          (f) If the Agent receives a notice under this Clause 10.6 it shall promptly forward a copy of that notice to the Borrower or the affected Lender, as appropriate.

                                    SECTION 5
                              COSTS OF UTILISATION

11.       INTEREST

11.1      Calculation of interest
          The rate of interest on each Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

          (a)  Margin;

          (b)  LIBOR or, in relation to any Loan in euro, EURIBOR; and

          (c)  Mandatory Cost, if any.

11.2      Payment of interest
          The Borrower shall pay accrued interest on that Loan on the last day of each Interest Period, (and, if the Interest Period is longer than six Months, on the dates falling at six Month intervals after the first day of the Interest Period).

11.3      Default interest
          (a) If the Borrower fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate one per cent. higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Agent (acting reasonably). Any interest accruing under this Clause 11.3 shall be immediately payable by the Borrower on demand by the Agent.

          (b) Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

11.4      Notification of rates of interest
          The Agent shall promptly notify the Lenders and the Borrower of the determination of a rate of interest under this Agreement.

12.       INTEREST PERIODS

12.1      Selection of Interest Periods
          (a) Each Loan shall have an Interest Period which commences on the Utilisation Date and ends on the first Quarter Date to fall after the relevant Utilisation Date provided that if as a result any Loan would have an Interest Period of less than one week's duration the Interest Period for such Loan shall end on the second Quarter Date falling after the relevant Utilisation Date.

          (b) An Interest Period for a Loan shall not extend beyond the Termination Date.

          (c)  A Loan has one Interest Period only.

12.2      Non-Business Days
          If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

13.       CHANGES TO THE CALCULATION OF INTEREST

13.1      Absence of quotations
          Subject to Clause 13.2 (Market disruption), if LIBOR or, if applicable, EURIBOR is to be determined by reference to the Reference Banks but a Reference Bank does not supply a quotation by the Specified Time on the Quotation Day, the applicable LIBOR or EURIBOR shall be determined on the basis of the quotations of the remaining Reference Banks.

13.2      Market disruption
          (a) If a Market Disruption Event occurs in relation to a Loan for any Interest Period, then the rate of interest on each Lender's share of that Loan for the Interest Period shall be the rate per annum which is the sum of:

               (i)  the Margin;

               (ii) the rate  notified  to the  Agent by that  Lender as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to that Lender of funding its participation in that Loan from whatever source it may reasonably select; and

               (iii) the  Mandatory  Cost,  if any,  applicable to that Lender's participation in the Loan.

          (b)  In this Agreement "Market Disruption Event" means:

               (i) at or about noon on the Quotation Day for the relevant Interest Period the Screen Rate is not available and none or only one of the Reference Banks supplies a rate to the Agent to determine LIBOR or, if applicable, EURIBOR for the relevant currency and Interest Period; or

               (ii) before close of business in London on the  Quotation Day for the relevant Interest Period, the Agent receives notifications from a Lender or Lenders (whose participations in a Loan exceed 40 per cent. of that Loan) that the cost to it of obtaining matching deposits in the Relevant Interbank Market would be in excess of LIBOR or, if applicable, EURIBOR.

13.3      Alternative basis of interest or funding
          (a) If a Market Disruption Event occurs and the Agent or the Borrower so requires, the Agent and the Borrower shall enter into negotiations (for a period of not more than thirty days) with a view to agreeing a substitute basis for determining the rate of interest.

          (b) Any alternative basis agreed pursuant to paragraph (a) above shall, with the prior consent of all the Lenders and the Borrower, be binding on all Parties.

13.4      Break Costs
          (a) The Borrower shall, within three Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs attributable to all or any part of a Loan or Unpaid Sum being paid by the Borrower on a day other than the last day of an Interest Period for that Loan or Unpaid Sum.

          (b) Each Lender shall, as soon as reasonably practicable after a demand by the Agent, provide a certificate confirming the amount of its Break Costs for any Interest Period in which they accrue.

14.       FEES

14.1      Commitment fee
          (a) The Borrower shall pay to the Agent (for the account of each Lender) a fee in the Base Currency computed at the rate of 0.60 per cent. per annum on that Lender's Available Commitment for the Availability Period.

          (b) The accrued commitment fee is payable on the last day of each successive period of three Months which ends during the Availability Period, on the last day of the Availability Period and on the cancelled amount of the relevant Lender's Commitment at the time the cancellation is effective, provided that, for the purpose of calculating this fee only, each Lender's Commitment shall be deemed to have increased on 30 June 2006 pursuant to paragraph (b) of Clause 2.3 (Facility Increase) as if the Facility Increase had occurred on that date, whether or not the Facility Increase has occurred pursuant to paragraph (a) of Clause 2.3 (Facility Increase).

14.2      Utilisation Fee
          (a) The Borrower shall pay to the Agent (for the account of each Lender) a utilisation fee in the Base Currency computed as follows:

               (i) 0.25% per annum on the aggregate Base Currency Amount of the Utilisations outstanding hereunder for each day on which they are equal to or greater than 50%, but less than 75%, of the Total Commitments; and

                    (ii) 0.50% per annum on the aggregate  Base Currency  Amount of the Utilisations outstanding hereunder for each day on which they are equal to or greater than 75% of the Total Commitments.

               provided that, for these purposes, the Base Currency Amount of the Utilisations in respect of the SVG Diamond Bank Guarantee or, as the case may be, the SVG Diamond Bank Guarantee II shall be deemed to be equal to the then Current Outstanding Amount or, as the case may be, the Current Outstanding Amount II less the amount of cash cover (if any) provided by the Borrower in respect of all or any part of such Bank Guarantee and for these purposes the Base Currency Amount of the Utilisations in respect of any Further Diamond Bank Guarantee shall be deemed to be equal to the then Further Current Outstanding Amount (as defined in the Further Diamond Bank Guarantee Letter relating to such Further Diamond Bank Guarantee) less the amount of cash cover (if any) provided by the Borrower in respect of all or any part of such Further Diamond Bank Guarantee.

          (b) The accrued utilisation fee, if any, shall be payable in arrear on the last day of each successive period of three months which ends after the date of this Agreement and on the Termination Date.

14.3      Participation Fee
          The Borrower shall pay a participation fee to each Joint Lead Arranger in the amount and at the times agreed in the applicable Fee Letter between the Borrower and such Joint Lead Arranger.

14.4      Agency fee
          The Borrower shall pay to the Agent (for its own account) an agency fee in the amount and at the times agreed in a Fee Letter.

                                    SECTION 6
                         ADDITIONAL PAYMENT OBLIGATIONS

15.       TAX GROSS UP AND INDEMNITIES

15.1      Definitions
          (a)  In this Clause 15:

               "Protected Party" means a Finance Party which is or will be, for or on account of Tax, subject to any liability or required to make any payment in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

               "Qualifying Lender" means a Lender which (on the date a payment falls due) is within the charge to United Kingdom corporation tax in respect of, and is beneficially entitled to, that payment and is receiving that payment in respect of an advance made by a person that was a bank (as defined for the purpose of section 349 of the Taxes Act in section 840A of the Taxes Act) at the time that advance was made.

               "Tax Credit" means a credit or relief against, remission in, or repayment of, any Tax.

               "Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under a Finance Document.

               "Tax Payment" means an increased payment made by the Borrower to a Finance Party under Clause 15.2 (Tax gross-up) or a payment under Clause 15.3 (Tax indemnity).

          (b) In this Clause 15 a reference to "determines" or "determined" means a determination made in the absolute discretion of the person making the determination.

15.2      Tax gross-up
          (a) The Borrower shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

          (b) Each Lender represents and warrants as at the date of this Agreement (or at the date on which it becomes a party to this Agreement) to the Borrower that were a payment under a Finance Document to be made to it on such date it would be a Qualifying Lender. This representation shall be deemed to be repeated on the first day of each Interest Period by reference to such day. The Borrower may request a Lender to confirm its status as a
               Qualifying Lender. Each Lender agrees to provide such confirmation as soon as reasonably practicable.

          (c) The Borrower or a Lender shall promptly upon becoming aware that the Borrower must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Agent accordingly. If the Agent receives such notification from a Lender it shall notify the Borrower.

          (d) If a Tax Deduction is required by law to be made by the Borrower in one of the circumstances set out in paragraph (e) below, the amount of the payment due from the Borrower shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

          (e) The circumstances referred to in paragraph (d) above are where a person entitled to the payment:

               (i) is the Agent or a Joint Lead Arranger (in its capacity as such); or

               (ii) is a Qualifying Lender; or

               (iii)is a Lender  which is not or has ceased to be a  Qualifying
                    Lender to the extent that this altered status results from any change after the date on which it became a Lender under this Agreement in (or in the official interpretation, administration, or official application of) any United Kingdom law or any published practice or published concession of any United Kingdom taxing authority.

          (f) If the Borrower is required to make a Tax Deduction, the Borrower shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

          (g) Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Borrower shall deliver to the Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

15.3      Tax indemnity
          (a) The Borrower shall (within three Business Days of demand by the Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party on or by reference to any sum payable or deemed payable to or by it under a Finance Document.

          (b)  Paragraph (a) above shall not apply:

               (i)  with respect to any Tax assessed on a Finance Party:

                    (A) under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for Tax purposes; or

                    (B) under the law of the jurisdiction in which that Finance Party's Facility Office is located in respect of amounts received or receivable in that jurisdiction, if that Tax is imposed on or calculated by reference to the net income, profits or gains of that Finance Party; or

               (ii) to  the  extent  that  the  loss,   liability   or  cost  is
                    attributable to a Tax Deduction required by law to be made by the Borrower and in relation to which the Borrower has complied with its obligations, if any, in relation to that Tax Deduction under the provisions of Clause 15.2(d) above.

          (c) A Protected Party making, or intending to make, a claim pursuant to paragraph (a) above shall promptly notify the Agent of the event which will give, or has given, rise to the claim, following which the Agent shall notify the Borrower.

          (d) A Protected Party shall, on receiving a payment from the Borrower under this Clause 15.3, notify the Agent.

15.4      Tax Credit
          If the Borrower makes a Tax Payment and the relevant Finance Party determines that:

          (a)  a Tax Credit is attributable to that Tax Payment; and

          (b) that Finance Party has obtained, utilised and retained that Tax Credit,

          the Finance Party shall pay an amount to the Borrower which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the circumstances giving rise to the Tax Payment not occurred.

15.5      Stamp taxes
          The Borrower shall pay and, within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document but not for the avoidance of doubt in respect of any transfer of a Finance Party's rights under a Finance Document.

15.6      Value added tax
          (a) All consideration payable under a Finance Document by the Borrower to a Finance Party shall be deemed to be exclusive of an amount in respect of any VAT. If VAT is chargeable in respect of any such consideration, upon receipt of an invoice the Borrower shall pay to the Finance Party (in addition to paying the consideration) an amount equal to the amount of the VAT.

          (b) Where a Finance Document requires the Borrower to reimburse a Finance Party for any costs or expenses, the Borrower shall also at the same time pay and indemnify that Finance Party against all amounts in respect of VAT incurred by that Finance Party in respect of the costs or expenses save to the extent that that Finance Party (or another member of its group for VAT purposes) is entitled to repayment or credit for such amounts in respect of VAT.

16.       INCREASED COSTS

16.1      Increased costs
          (a) Subject to Clause 16.3 (Exceptions) the Borrower shall, within three Business Days of a demand by the Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of (i) the introduction of or any change in (or in the interpretation or application of) any law or regulation or (ii) compliance with any law or regulation made after the date of this Agreement.

          (b)  In this Agreement "Increased Costs" means:

               (i) a reduction in the rate of return from the Facility or on a Finance Party's (or its Affiliate's) overall capital;

               (ii) an additional or increased cost; or

               (iii)a reduction of any amount due and payable under any Finance
                    Document,

               which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document.

16.2      Increased cost claims
          (a) A Finance Party intending to make a claim pursuant to Clause 16.1 (Increased costs) shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify the Borrower.

          (b) Each Finance Party shall, as soon as practicable after a demand by the Agent, provide a certificate confirming the amount of its Increased Costs.

16.3      Exceptions

          (a) Clause 16.1 (Increased costs) does not apply to the extent any Increased Cost is:

               (i)  Tax on the net profits, income or gains of a Finance Party;

               (ii) attributable  to a Tax Deduction  required by law to be made by the Borrower;

               (iii)compensated  for by Clause 15.3 (Tax  indemnity)  (or would have been compensated for under Clause 15.3 (Tax indemnity) but was not so compensated solely because one of the exclusions in paragraph 15.3(b) of Clause 15.3 (Tax indemnity) applied);

               (iv) compensated for by the payment of the Mandatory Cost; or

               (v) attributable to the breach by the relevant Finance Party or its Affiliates of any law or regulation.

          (b) In this Clause 16.3, a reference to a "Tax Deduction" has the same meaning given to the term in Clause 15.1 (Definitions).

17.       OTHER INDEMNITIES

17.1      Currency indemnity
          (a) If any sum due from the Borrower under the Finance Documents (a "Sum"), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the "First Currency") in which that Sum is payable into another currency (the "Second Currency") for the purpose of:

               (i)  making or filing a claim or proof against the Borrower;

               (ii) obtaining  or  enforcing  an  order,  judgment  or  award in relation to any litigation or arbitration proceedings,

               the Borrower shall as an independent obligation, within three Business Days of demand, indemnify each Finance Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

          (b) The Borrower waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

17.2      Other indemnities
          The Borrower shall, within three Business Days of demand, indemnify each Lender against any cost, loss or liability properly incurred by that Lender as a result of:

          (a)  the occurrence of any Event of Default;

          (b) a failure by the Borrower to pay any amount due under a Finance Document on its due date, including without limitation, any cost, loss or liability arising as a result of Clause 29 (Sharing among the Lenders);

          (c) funding, or making arrangements to fund, its participation in a Utilisation requested by a Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Lender alone); or

          (d) a Utilisation (or part of a Utilisation) not being prepaid in accordance with a notice of prepayment given by the Borrower.

17.3      Indemnity to the Agent
          The Borrower shall promptly indemnify the Agent against any cost, loss or liability properly incurred by the Agent (acting reasonably) as a result of:

          (a) investigating any event which it reasonably believes is a Default; or

          (b) entering into or performing any foreign exchange contract for the purposes of Clause 6 (Optional Currencies); or

          (c) acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.

18.       MITIGATION BY THE LENDERS
18.1      Mitigation
          (a) Each Finance Party shall, in consultation with the Borrower, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under, or cancelled pursuant to, any of Clause 10.1 (Illegality), Clause 15 (Tax Gross-Up and Indemnities) or Clause 16 (Increased costs) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

          (b) Paragraph (a) above does not in any way limit the obligations of the Borrower under the Finance Documents.

18.2      Limitation of liability
          (a) The Borrower shall indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 18.1 (Mitigation).

          (b)  A Finance  Party is not  obliged to take any steps  under  Clause
               18.1 (Mitigation) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

19.       COSTS AND EXPENSES

19.1      Transaction expenses
          The Borrower shall promptly on demand pay the Agent and the Joint Lead Arrangers the amount of all costs and expenses (including legal fees) reasonably incurred by any of them in connection with the negotiation, preparation, printing and execution of:

          (a) this Agreement and any other documents referred to in this Agreement; and

          (b) any other Finance Documents executed after the date of this Agreement.

19.2      Amendment costs
          If (a) the Borrower requests an amendment, waiver or consent or (b) an amendment is required pursuant to Clause 30.9 (Change of currency), the Borrower shall, within three Business Days of demand, reimburse the Agent for the amount of all costs and expenses (including legal fees) reasonably incurred by the Agent in responding to, evaluating, negotiating or complying with that request or requirement.

19.3      Enforcement costs
          The Borrower shall, within three Business Days of demand, pay to each Finance Party the amount of all costs and expenses (including legal fees) incurred by that Finance Party in connection with the enforcement of, or the preservation of any rights under, any Finance Document.

                                    SECTION 7
               REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT

20.       REPRESENTATIONS

          The Borrower makes the representations and warranties set out in this Clause 20 to each Finance Party on the date of this Agreement.

20.1      Status
          (a) It is a corporation duly incorporated and validly existing under the law of its jurisdiction of incorporation.

          (b) It and each of its Subsidiaries (other than, for the avoidance of doubt, Investee Companies) has the power to own its assets and carry on its business as it is being conducted.

20.2      Binding obligations
          The obligations expressed to be assumed by it in each Finance Document are, subject to any general principles of law as at the date of this Agreement limiting its obligations which are specifically referred to in any legal opinion delivered pursuant to Clause 4 (Conditions of Utilisation), legal, valid, binding and enforceable obligations.

20.3      Non-conflict with other obligations
          The entry into and performance by it of, and the transactions contemplated by, the Finance Documents to which it is a party do not and will not conflict with:

          (a)  any law or regulation applicable to it;

          (b)  its constitutional documents; or

          (c)  any agreement or instrument binding upon it or any of its assets.

20.4      Power and authority
          It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by those Finance Documents.

20.5      Validity and admissibility in evidence
          All Authorisations required or desirable:

          (a) to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party; and

          (b) to make the Finance Documents to which it is a party admissible in evidence in its jurisdiction of incorporation have been obtained or effected and are in full force and effect.

20.6      Governing law and enforcement
          (a) The choice of English law as the governing law of the Finance Documents will be recognised and enforced in its jurisdiction of incorporation.

          (b) Any judgment obtained in England in relation to a Finance Document will be recognised and enforced in its jurisdiction of incorporation.

20.7      Deduction of Tax
          It is not required under the law of its jurisdiction of incorporation to make any deduction for or on account of Tax from any payment it may make to a Qualifying Lender under any Finance Document.

20.8      No filing or stamp taxes
          Under the law of its jurisdiction of incorporation it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar Tax be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents.

20.9      No default
          (a) No Event of Default is continuing or might reasonably be expected to result from the making of any Utilisation.

          (b) No other event or circumstance is outstanding which constitutes a default under any other agreement or instrument which is binding on it or any of its Subsidiaries (other than Investee Companies) or to which its (or its Subsidiaries' (other than Investee
               Companies')) assets are subject which might have a Material Adverse Effect.

20.10     No misleading information
          All written information supplied by the Borrower is true, complete and accurate in all material respects as at the date it was given and at such date was not misleading in any material respect.

20.11     Financial statements
          (a) Its Original Financial Statements were prepared in accordance with GAAP consistently applied.

          (b)  Its  Original   Financial   Statements   fairly   represent   the
               consolidated financial condition and operations of the Group during the relevant financial year or half-year.

          (c) There has been no material adverse change in its business or financial condition (or the business or consolidated financial condition of the Group) since the date to which the Original Financial Statements were drawn up.

20.12     Pari passu ranking
          Its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

20.13     No proceedings pending or threatened
          No litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which have a reasonable prospect of being adversely determined and, if adversely determined, might reasonably be expected to have a Material Adverse Effect have (to the best of its knowledge and belief) been started or threatened against it or any of its Subsidiaries (other than any Investee Company).

20.14     Repetition
          The  Repeating  Representations  are deemed to be made by the Borrower
          (by reference to the facts and circumstances then existing) on the date of each Utilisation Request and the first day of each Interest Period and in the case of Clause 20.9 (No default) and Clause 20.13 (No proceedings pending or threatened) such representations shall be deemed made as if paragraph (a) of the definition of "Material Adverse Effect" had been deleted.

21.       INFORMATION UNDERTAKINGS

          The undertakings in this Clause 21 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

21.1      Financial statements
          The Borrower shall supply to the Agent in sufficient copies for all the Lenders:

          (a) as soon as the same become available, but in any event within 180 days after the end of each of its financial years its audited consolidated financial statements for that financial year;

          (b) as soon as the same become available, but in any event within 90 days after the end of each half of each of its financial years its consolidated financial statements for that financial half year; and

          (c) monthly management valuations of the investment portfolio on the basis agreed in writing with the Joint Lead Arrangers prior to the date hereof and monthly details of its then current liabilities.

21.2      Compliance Certificate and Management Portfolio Valuations
          (a) The Borrower shall supply to the Agent, on the last day of each quarter of each of its financial years and with each set of financial statements delivered pursuant to paragraph (a) or (b) of Clause 21.1 (Financial statements) a Compliance Certificate setting out (in reasonable detail) computations as to compliance with Clause 22 (Financial Covenants) as at such date or, as the case may be, the date as at which those financial statements were drawn up and setting out the management portfolio valuation of the investment portfolio pursuant to paragraph (c) of Clause 21.1 (Financial statements), or the valuation determined pursuant to Clause 22.4 (Valuation) as at the end of the first half of each financial year or the end of each financial year, as the case may be.

          (b) Each Compliance Certificate shall be signed by the company secretary and the Chief Financial Officer of the Borrower.

          (c) If the Majority Lenders believe in good faith and based on reasonable grounds that any financial statements or calculations provided pursuant to this Clause 21 are inaccurate or incomplete the Agent may seek verification of such financial statements or calculations from the Borrower's auditors. The costs and expenses of any such action shall be for the account of the Borrower. The Agent may not seek such verification unless there are amounts outstanding under this Agreement or a Utilisation Request has been delivered to the Agent.

21.3      Requirements as to financial statements

          (a)  Each set of  financial  statements  delivered  pursuant to Clause
               21.1 (Financial statements) shall be certified by a director of the Borrower as fairly representing its financial condition as at the date as at which those financial statements were drawn up.

          (b)

               (i) The Borrower shall procure that each set of financial statements delivered pursuant to Clause 21.1 (Financial statements) is prepared using GAAP and accounting practices and financial reference periods consistent with those applied in the preparation of the Original Financial Statements for the Borrower unless, in relation to any set of financial statements, it notifies the Agent that there has been a change in GAAP or the accounting practices or reference periods and its auditors deliver to the Agent:

                    (A) a description of any change necessary for those financial statements to reflect the GAAP, accounting practices and reference periods upon which that its Original Financial Statements were prepared; and

                    (B) sufficient information, in form and substance as may be reasonably required by the Agent, to enable the Lenders to determine whether Clause 22 (Financial Covenants) has been complied with and make an accurate comparison between the financial position indicated in those financial statements and the Original Financial Statements.

               (ii) If the Borrower notifies the Agent of a change in accordance with paragraph (i) above then the Borrower and the Agent shall enter into negotiations in good faith with a view to agreeing:

                    (A) whether or not the change might result in any material alteration in the commercial effect of any of the terms of this Agreement; and

                    (B) if so, any amendments to this Agreement which may be necessary to ensure that the change does not result in any material alteration in the commercial effect of those terms,

                    and if any amendments are agreed they shall take effect and be binding on each of the Parties in accordance with their terms.

               Any reference in this Agreement to those financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements were prepared.

21.4      Information: miscellaneous
          The Borrower shall supply to the Agent (in sufficient copies for all the Lenders, if the Agent so requests):

          (a) all documents dispatched by the Borrower to its shareholders or its creditors generally at the same time as they are dispatched;

          (b) promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against any member of the Group, and which might, if adversely determined, have a Material Adverse Effect;

          (c)  promptly,   such  further  information  regarding  the  financial
               condition, business and operations of any member of the Group as any Finance Party (through the Agent) may reasonably request;

          (d) details of the amount of any Callable Subscription Monies or, as the case may be, the Callable Subscription Monies II paid by the Borrower or of any disposals or other dealings by the Borrower in any PEI Preferred Equity Shares or, as the case may be, PEI Preferred Equity Shares II in respect of which there are Callable Subscription Monies or, as the case may be, Callable Subscription Monies II to enable the Lenders to calculate the Current Outstanding Amount and the Current Outstanding Amount II; and

          (e) in the event of any Further Diamond Bank Guarantee is issued hereunder, details of such information as is required under the Further Diamond Bank Guarantee Letter which relates to such guarantee.

21.5      Notification of default
          (a) The Borrower shall notify the Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence.

          (b) Promptly upon a request by the Agent, the Borrower shall supply to the Agent a certificate signed by two of its directors or senior officers on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

22.       FINANCIAL COVENANTS

22.1      Financial definitions
          In this Clause 22:

          "Cash and Cash Equivalents" means at any time:

          (a) cash in hand or on deposit with an acceptable bank and which in either case is remittable to the United Kingdom;

          (b) certificates of deposit maturing within one year after the date of calculation issued by an acceptable bank;

          (c)  open market commercial paper:

               (i)  for which a recognised trading market exists;

               (ii) which  matures  within one year after the  relevant  date of calculation; and

               (iii)which  has a credit  rating  of either  A-1 by  Standard  &
                    Poor's Rating Services, a division of The McGraw Hill Companies, Inc. (or its successors) or Fitch IBCA, Inc. (or its successors) or P-1 by Moody's Investors Service, Inc. (or its successors) or, if no rating is available in respect of the commercial paper, the issuer of which has in respect of its long-term debt obligations, an equivalent rating;

          (d) Sterling bills of exchange eligible for rediscount at the Bank of England and accepted by an acceptable bank; or

          (e)  United States treasury bills; or

          (f) Euro denominated debt securities issued by the government of an acceptable member state of the European Union (for these purposes an "acceptable member state" means any of the United Kingdom, France, Germany, The Netherlands, Belgium, Spain, Italy, Ireland, Denmark and Sweden),

          in each case to which the Borrower is beneficially entitled at that time. An "acceptable bank" means any of the Original Lenders, Schroders & Co. Limited, ING Bank N.V. or any Affiliate of either of the foregoing or a commercial bank or trust company which has a rating of A or higher by Standard & Poor's Rating Services, a division of The McGraw Hill Companies, Inc. (or its successors) or Fitch IBCA, Inc. (or its successors) or A2 or higher by Moody's Investors Service, Inc. (or its successors).

          "Consolidated Gross Borrowings" means at any time the aggregate amount of all obligations of the Group for or in respect of Indebtedness for Borrowed Money but excluding any such obligations to any other member of the Group (and so that no amount shall be included or excluded more than once) and any obligations subordinated to the obligations of the Borrower under the Finance Documents on terms satisfactory to the Agent (acting on the instructions of the Majority Lenders (acting reasonably)).

          "Consolidated   Adjusted   Investment   Assets"   means   Consolidated
          Investment Assets less:

          (a) the amount by which the value of an investment by a fund (or any member of the Group) in any one underlying unquoted Investee Company exceeds 15% of the Portfolio Value;

          (b) the amount by which the value of an investment by a fund (or any member of the Group) in any one underlying Investee Company which is quoted on any public stock exchange exceeds 20% of the Portfolio Value;

          (c) the amount by which the value of the twenty largest underlying investments in Investee Companies exceed 85% of the Portfolio Value; and

          (d)  the Borrower's current liabilities.

          For the avoidance of doubt the value of the investment (or part thereof) shall not be deducted from the portfolio value more than once.

          "Consolidated Investment Assets" means at any time the sum of the value of the Borrower's investments in Permira Funds or other funds, or held directly in Investee Companies and including, for the avoidance of doubt, the Borrower's investment in the Platinum Trust but for the purpose of determining the value of the Borrower's holding in P123 this shall be calculated by multiplying the then most recent book valuation of the Borrower's investment in P123 by 66.67% (the resultant figure being defined as the "P123 Adjusted Asset Value")), all Cash and Cash Equivalents held by the Borrower and all other investments held by the Borrower and approved by the Agent (the latter being subject to a de minimus requirement that the value thereof does not exceed 5% of total gross assets of the Borrower).

          "P123 Adjusted Asset Value" has the meaning given to such term in the definition of "Consolidated Investment Assets" in this Clause 22.1.

          "Portfolio Value" means the amount of the Consolidated Investment Assets of the Borrower.

22.2      Financial condition
          The Borrower shall ensure that Consolidated Gross Borrowings shall not be more than 30% of Consolidated Adjusted Investment Assets at any time,

          provided that, the Borrower may on two separate and non-consecutive occasions for a period each of 12 months allow Consolidated Gross Borrowings to be greater than 30% of Consolidated Adjusted Investment Assets, provided that at no time shall Consolidated Gross Borrowings be more than 40% of Consolidated Adjusted Investment Assets.

22.3      Financial testing
          The financial covenant set out in Clause 22.2 (Financial condition) above shall be tested by reference to each of the financial statements and/or each Compliance Certificate delivered pursuant to Clause 21.2 (Compliance Certificate and Management Portfolio Valuations) above.

22.4      Valuation
          The value of each Investee Company shall be assessed (at the cost of the Borrower) on a semi-annual and annual basis according to the International Private Equity and Venture Capital valuation guidelines published from time to time.

23.       GENERAL UNDERTAKINGS

          The undertakings in this Clause 23 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

23.1      Authorisations
          The Borrower shall promptly:

          (a) obtain, comply with and do all that is necessary to maintain in full force and effect; and

          (b)  supply certified copies to the Agent of,

          any Authorisation required under any law or regulation of its jurisdiction of incorporation to enable it to perform its obligations under the Finance Documents and to ensure the legality, validity, enforceability or admissibility in evidence in its jurisdiction of incorporation of any Finance Document.

23.2      Compliance with laws
          The Borrower shall comply in all respects with all laws to which it may be subject, if failure so to comply would materially impair its ability to perform its obligations under the Finance Documents.

23.3      Financial Indebtedness
          Neither the Borrower nor any of its Subsidiaries shall incur any Financial Indebtedness (including, without limitation, guaranteeing any participating loan notes or convertible bonds issued from time to time by P123) other than:

          (a) unsecured overdraft facilities with any Joint Lead Arranger or any Affiliate of any Joint Lead Arranger which in aggregate do not exceed GBP1 million (or its equivalent in other currencies);

          (b)  Financial Indebtedness under the Private Placement;

          (c) Financial Indebtedness which is subordinated to the obligations of the Borrower under the Finance Documents on terms satisfactory to the Agent (acting on the instructions of the Majority Lenders (acting reasonably)); and

          (d) any Financial Indebtedness described in paragraph (g) of the definition of "Financial Indebtedness" contained in Clause 1.1 (Definitions) incurred by the Borrower in accordance with Clause
               23.18 (Hedging).

23.4     Negative pledge
          (a) The Borrower shall not create or permit to subsist any Security over any of its assets.

          (b)  The Borrower shall not:

               (i) sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by any other member of the Group;

               (ii) sell,   transfer  or   otherwise   dispose  of  any  of  its
                    receivables on recourse terms;

               (iii)enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

               (iv) enter  into  any  other  preferential  arrangement  having a similar effect,
               in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

          (c)  Paragraphs (a) and (b) above do not apply to:

               (i) any netting or set-off arrangement entered into by any member of the Group in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances;

               (ii) any lien  arising by  operation  of law and in the  ordinary course of trading;

               (iii)any set-off arising by operation of law;

               (iv) any other  Security  created  or  subsisting  with the prior written consent of the Majority Lenders; and

               (v) any Security created by any fund in which the Borrower participates over its holding or participation in any Investee Company.

23.5      No Subsidiaries
          The Borrower will not allow to exist any Subsidiary other than:

          (a) the Platinum Trust, SVG Advisers Limited, SVG North America Inc., SVG Advisors Inc. and SVG Investment Managers Limited; and

          (b) any future management or advisory companies formed or acquired to provide management or advisory services to the companies comprising the Schroder Ventures and/or Permira or Schroders plc or third parties, without the prior written approval of the Majority Lenders.

23.6      Disposals
          The Borrower shall not enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset other than for full consideration on arm's length terms in the ordinary course of business and in accordance with the Investment Policy.

23.7      Merger
          The Borrower will not (and the Borrower shall ensure that no other member of the Group will) enter into any amalgamation, demerger or corporate reconstruction other than on a solvent basis.

23.8      Change of business
          The Borrower shall procure that no substantial change is made to the general nature of the business of the Borrower or the Group from that carried on at the date of this Agreement except as contemplated by the Circular.

23.9      Insurance
          The Borrower shall (and shall ensure that each member of the Group will) maintain insurances on and in relation to its business and assets with reputable underwriters or insurance companies against those risks and to the extent as is usual for companies carrying on the same or substantially similar business.

23.10     Taxation
          The Borrower shall duly and punctually pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties (save to the extent that (i) payment is being contested in good faith and (ii) adequate reserves are being maintained for those Taxes).

23.11     Dividends
          Following a Default which is continuing, the Borrower shall not pay, make or declare any dividend or other distribution in respect of any financial year save to the extent required to maintain its status as an investment trust for Tax purposes under section 842 of the Taxes Act.

23.12     Investment Adviser
          The Borrower shall ensure that there is no change of Investment Adviser without the prior written consent of the Majority Lenders.

23.13     Further investments
          The Borrower will not enter into any commitment to invest or make any investment in any new fund if Consolidated Gross Borrowings exceed thirty-five per cent. of Consolidated Adjusted Investment Assets at any time provided that the Borrower shall be entitled to make such an investment in such circumstances where the Borrower was under a prior commitment to make such investment and at the time such commitment was entered into it was not reasonably foreseeable that Consolidated Gross Borrowings would exceed thirty-five per cent. of Consolidated Adjustment Investment Assets at the time of investment.

23.14     Diverse Investments
          The Borrower will ensure that their investments in Investee Companies will be held directly or indirectly through any fund in at least forty separate companies.

23.15     Investment in Permira Funds
          The Borrower will ensure that, at any time, at least sixty per cent. of Consolidated Investment Assets less Cash and Cash Equivalents will be represented by investments in Permira Funds.

23.16     Investment Policy
          The Borrower shall maintain the Investment Policy in all material respects.

23.17     Investment Trust status
          The Borrower will ensure that at all times it will be an investment trust for Tax purposes under section 842 of the Taxes Act.

23.18     Hedging
          At any time when amounts outstanding under this Agreement exceed EUR 100,000,000 in aggregate, the Borrower will (unless the Majority Lenders agree otherwise) enter into interest rate hedging arrangements in respect of interest due hereunder on terms and in respect of a notional principal amount satisfactory to the Agent (acting reasonably).

23.19     Capital Structure of P123
          The Borrower will ensure that no change occurs to the capital structure of P123 (the "P123 Capital Structure") which would have a material adverse effect on the ability of the Borrower to perform its obligations under the Finance Documents. The Parties agree that the changes to the P123 Capital Structure necessary to facilitate the Borrower or P123's investment in further Permira Funds discussed prior to the date of this Agreement will not have such an effect.

23.20     Condition Subsequent
          The Borrower shall ensure that it provides evidence satisfactory to the Agent (acting reasonably) that either:

          (a) the holders of the Bonds have consented to the Borrower borrowing in excess of EUR285,000,000 under this Agreement; or

          (b) the Bonds have been redeemed or converted to equity in their entirety,

          it being acknowledged by the Borrower that until this condition is satisfied the Facility Increase cannot occur. The consequence of the Borrower failing to comply with the above undertaking shall be that the Facility Increase cannot occur but such failure shall not constitute an Event of Default.

24.       EVENTS OF DEFAULT
          Each of the events or circumstances set out in this Clause 24 is an Event of Default.

24.1      Non-payment
          The Borrower does not pay on the due date any amount of principal in excess of EUR100,000 payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable unless payment is made within 3 Business Days of its due date or the Borrower does not pay any other amount payable pursuant to the Finance Documents at the place and in the currency in which it is expressed to be payable unless payment is made within ten Business Days of its due date.

24.2      Financial covenants
          Any requirement of Clause 22 (Financial Covenants) is not satisfied.

24.3      Other obligations

          (a)  The  Borrower  does not comply with any  provision of the Finance
               Documents   (other   than  those   referred  to  in  Clause  24.1
               (Non-payment) and Clause 24.2 (Financial covenants) above).

          (b) No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within 14 days of the Agent giving notice to the Borrower or the Borrower becoming aware of the failure to comply.

24.4      Misrepresentation
          Any representation or statement made or deemed to be made by the Borrower in the Finance Documents or any other document delivered by or on behalf of the Borrower under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.

24.5     Cross default
          (a) Any Financial Indebtedness of the Borrower is not paid when due nor within any originally applicable grace period.

          (b) Any Financial Indebtedness of the Borrower is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

          (c) Any commitment for any Financial Indebtedness of the Borrower is cancelled or suspended by a creditor of the Borrower as a result of an event of default (however described).

          (d) Any creditor of the Borrower becomes entitled to declare any Financial Indebtedness of the Borrower due and payable prior to its specified maturity as a result of an event of default (however described).

          (e) No Event of Default will occur under this Clause 24.5 if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraph (a) to (d) above is less than GBP500,000 (or its equivalent in any other currency or currencies).

24.6      Insolvency
          (a) The Borrower is unable or admits inability to pay its debts as they fall due, suspends making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.

          (b) The value of the assets of the Borrower is less than its liabilities (taking into account contingent and prospective liabilities but excluding uncalled commitments).

          (c) A moratorium is declared in respect of any indebtedness of the Borrower.

24.7      Insolvency proceedings
          Any corporate action, legal proceedings or other procedure or step is taken in relation to:

          (a) the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of the Borrower otherwise than on a solvent basis;

          (b) a composition, assignment or arrangement with any creditor of the Borrower;

          (c)  the  appointment  of  a  liquidator,   receiver,   administrator,
               administrative receiver, compulsory manager or other similar officer in respect of the Borrower or any of its assets; or

          (d) enforcement of any Security over any material assets of the Borrower, or any analogous procedure or step is taken in any jurisdiction and is not discharged, stayed or released within 30 days.

24.8      Creditors' process

          Any expropriation, attachment, sequestration, distress or execution affects any asset or assets of the Borrower and is not discharged or released within 30 days.

24.9      Unlawfulness
          It is or becomes unlawful for the Borrower to perform any of its material obligations under the Finance Documents.

24.10     Repudiation
          The Borrower repudiates a Finance Document or evidences an intention to repudiate a Finance Document.

24.11     Material adverse change
          Any event or circumstance occurs which has a Material Adverse Effect.

24.12     Acceleration
          On and at any time after the occurrence of an Event of Default which is continuing the Agent may, and shall if so directed by the Majority Lenders, by notice to the Borrower:

          (a) cancel the Total Commitments whereupon they shall immediately be cancelled;

          (b) declare that all or part of the Utilisations, together with accrued interest, and all other amounts accrued under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable; and/or

          (c) declare that all or part of the Utilisations be payable on demand, whereupon they shall immediately become payable on demand by the Agent on the instructions of the Majority Lenders; and/or

          (d) declare that full cash cover in respect of each Bank Guarantee is immediately due and payable whereupon it shall become immediately due and payable.

                                    SECTION 9
                               CHANGES TO PARTIES

25.       CHANGES TO THE LENDERS

25.1      Assignments and transfers by the Lenders
          Subject to this Clause 25, a Lender (the "Existing Lender") may:

          (a)  assign any of its rights; or

          (b)  transfer by novation any of its rights and obligations,

          to another bank or financial institution (the "New Lender").

25.2      Conditions of assignment or transfer
          (a) The consent of the Borrower is required for an assignment or transfer by a Lender, unless the assignment or transfer:

               (i)  is to another Lender or an Affiliate of a Lender; or

               (ii) is by an Original  Lender and,  following such assignment or transfer, the aggregate Commitments of the Original Lenders would be no less than EUR500,000,000.

          (b) The consent of the Borrower to an assignment or transfer must not be unreasonably withheld or delayed.

          (c) The consent of the Borrower to an assignment or transfer must not be withheld solely because the assignment or transfer may result in an increase to the Mandatory Cost.

          (d)  An assignment will only be effective on:

               (i) receipt by the Agent of written confirmation from the New Lender (in form and substance satisfactory to the Agent (acting reasonably)) that the New Lender will assume the same obligations to the other Finance Parties as it would have been under if it was an Original Lender; and

               (ii) performance  by the Agent of all  "know  your  customer"  or other checks relating to any person that it is required to carry out in relation to such assignment to a New Lender, the completion of which the Agent shall promptly notify to the Existing Lender and the New Lender.

          (e) A transfer will only be effective if the procedure set out in Clause 25.5 (Procedure for transfer) is complied with.

          (f)  If:

               (i)  a  Lender   assigns  or  transfers  any  of  its  rights  or
                    obligations under the Finance Documents or changes its Facility Office; and

               (ii) as a  result  of  circumstances  existing  at the  date  the assignment, transfer or change occurs, the Borrower would be (but for this paragraph (f)) obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 15 (Tax Gross-Up and Indemnities) or Clause 16 (Increased costs), then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred.

               (g) A Lender may not make any assignment or transfer falling within Clause 25.2(a)(ii) unless the New Lender is a bank within the meaning of section 840A of the Taxes Act, is within the charge to United Kingdom corporation tax in respect of its profits arising from the Facility and is not entitled to an exemption from tax in respect of those profits.

25.3      Assignment or transfer fee
          The New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Agent (for its own account) a fee of EUR1,500.

25.4      Limitation of responsibility of Existing Lenders

          (a) Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

               (i)  the   legality,   validity,   effectiveness,   adequacy   or
                    enforceability   of  the  Finance  Documents  or  any  other
                    documents;

               (ii) the financial condition of the Borrower;

               (iii)the  performance  and  observance  by the  Borrower  of its
                    obligations   under  the  Finance  Documents  or  any  other
                    documents; or

               (iv) the  accuracy of any  statements  (whether  written or oral)
                    made in or in connection with any Finance Document or any other document,

          and any representations or warranties implied by law are excluded.

          (b) Each New Lender confirms to the Existing Lender and the other Finance Parties that it:

               (i) has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of the Borrower and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender in connection with any Finance Document; and

               (ii) will continue to make its own  independent  appraisal of the creditworthiness of the Borrower and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

          (c)  Nothing in any Finance Document obliges an Existing Lender to:

               (i) accept a re-transfer from a New Lender of any of the rights and obligations assigned or transferred under this Clause 25; or

               (ii) support any losses  directly or  indirectly  incurred by the
                    New Lender by reason of the non-performance by the Borrower of its obligations under the Finance Documents or otherwise.

25.5      Procedure for transfer
          (a) Subject to the conditions set out in Clause 25.2 (Conditions of assignment or transfer) a transfer is effected in accordance with paragraph (c) below when the Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender. The Agent shall, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement at least five Business Days prior to the proposed date of transfer, execute that Transfer Certificate.

          (b) The Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the transfer to such New Lender.

          (c)  On the Transfer Date:

               (i) to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents the Borrower and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and their respective rights against one another shall be cancelled (being the "Discharged Rights and Obligations");

               (ii) the Borrower  and the New Lender  shall  assume  obligations towards  one  another  and/or  acquire  rights  against  one another which differ from the Discharged Rights and Obligations only insofar as the Borrower and the New Lender have assumed and/or acquired the same in place of the Borrower and the Existing Lender;

               (iii)the  Agent,  the Joint Lead  Arrangers,  the New Lender and
                    other Lenders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Agent, the Joint Lead Arrangers and the Existing Lender shall each be released from further obligations to each other under this Agreement; and

               (iv) the New Lender shall become a Party as a "Lender".

25.6      Disclosure of information
          Any Lender may disclose to any of its Affiliates and any other person:

          (a) to (or through) whom that Lender assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under this Agreement;

          (b) with (or through) whom that Lender enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, this Agreement or the Borrower; or

          (c) to whom, and to the extent that, information is required to be disclosed by any applicable law or regulation,

          any information about the Borrower, the Group and the Finance Documents as that Lender shall consider appropriate if, in relation to paragraphs (a) and (b) above, the person to whom the information is to be given has entered into a Confidentiality Undertaking.

26.       CHANGES TO THE BORROWER

          The Borrower may not assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

                                   SECTION 10
                               THE FINANCE PARTIES

27.       ROLE OF THE AGENT AND THE JOINT LEAD ARRANGERS

27.1      Appointment of the Agent
          (a) Each of the Joint Lead Arrangers and the Lenders appoints the Agent to act as its agent under and in connection with the Finance Documents.

          (b) Each of the Joint Lead Arrangers and the Lenders authorises the Agent to exercise the rights, powers, authorities and discretions specifically given to the Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

27.2      Duties of the Agent
          (a) The Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Agent for that Party by any other Party.

          (b) If the Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the Lenders.

          (c) The Agent shall promptly notify the Lenders of any Default arising under Clause 24.1 (Non-payment).

          (d) The Agent's duties under the Finance Documents are solely mechanical and administrative in nature.

27.3      Role of the Joint Lead Arrangers
          Except as specifically provided in the Finance Documents, no Joint Lead Arranger has any obligations of any kind to any other Party under or in connection with any Finance Document.

27.4      No fiduciary duties
          (a) Nothing in this Agreement constitutes the Agent or any Joint Lead Arranger as a trustee or fiduciary of any other person.

          (b) Neither the Agent nor any Joint Lead Arranger shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

27.5      Business with the Group
          The Agent and the Joint Lead Arrangers may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

27.6      Rights and discretions of the Agent
          (a) The Agent may rely on:

               (i) any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and

               (ii) any statement  made by a director,  authorised  signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

          (b) The Agent may assume (unless they have received notice to the contrary in their capacity as agent or trustee for the Lenders) that:

               (i) no Default has occurred (unless it has actual knowledge of a Default arising under Clause 24.1 (Non-payment)); and

               (ii) any right,  power,  authority  or  discretion  vested in any
                    Party or the Majority Lenders has not been exercised.

          (c) The Agent may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts.

          (d) The Agent may act in relation to the Finance Documents through their personnel and agents.

27.7      Majority Lenders' instructions
          (a) Unless a contrary indication appears in a Finance Document, the Agent shall (a) act in accordance with any instructions given to it by the Majority Lenders (or, if so instructed by the Majority Lenders, refrain from acting or exercising any right, power, authority or discretion vested in it as Agent) and (b) not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with such an instruction of the Majority Lenders.

          (b) Unless a contrary indication appears in a Finance Document, any instructions given by the Majority Lenders will be binding on all the Lenders and the Joint Lead Arrangers.

          (c) The Agent may refrain from acting in accordance with the instructions of the Majority Lenders (or, if appropriate, the Lenders) until it has received such security as it may require for any cost, loss or liability (together with any associated
               VAT) which it may incur in complying with the instructions.

          (d) In the absence of instructions from the Majority Lenders, (or, if appropriate, the Lenders) the Agent may act (or refrain from taking action) as it considers to be in the best interest of the Lenders.

          (e)  The Agent is not authorised to act on behalf of a Lender (without
               first   obtaining   that  Lender's   consent)  in  any  legal  or
               arbitration proceedings relating to any Finance Document.

27.8      Responsibility for documentation
          Neither the Agent nor any Joint Lead Arranger:

          (a) is responsible for the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Agent, any Joint Lead Arranger, the Borrower or any other person given in or in connection with any Finance Document; or

          (b) is responsible for the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document.

27.9      Exclusion of liability
          (a) Without limiting paragraph (b) below, the Agent will not be liable for any action taken by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.

          (b) No Party may take any proceedings against any officer, employee or agent of the Agent in respect of any claim it might have against the Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Agent may rely on this Clause. Any third party referred to in this paragraph (b) may enjoy the benefit of and enforce the terms of this paragraph in accordance with the provisions of the Contracts (Rights of Third Parties) Act 1999.

          (c) The Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Agent if the Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Agent for that purpose.

27.10     Lenders' indemnity to the Agent

          Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Agent, within three Business Days of demand, against any cost, loss or liability incurred by the Agent (otherwise than by reason of the Agent gross negligence or wilful misconduct) in acting as Agent under the Finance Documents (unless the Agent has been reimbursed by the Borrower pursuant to a Finance Document).

27.11    Resignation of the Agent
          (a) The Agent may resign and appoint one of its Affiliates acting through an office in the United Kingdom as successor by giving notice to the Lenders and the Borrower.

          (b) Alternatively the Agent may resign by giving notice to the Lenders and the Borrower, in which case the Majority Lenders (after consultation with the Borrower) may appoint a successor Agent.

          (c) If the Majority Lenders have not appointed a successor Agent in accordance with paragraph (b) above within 30 days after notice of resignation was given, the Agent (after consultation with the Borrower) may appoint a successor Agent (acting through an office in the United Kingdom).

          (d) The retiring Agent shall, at its own cost, make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents (as the case may be).

          (e) The Agent's resignation notice shall only take effect upon the appointment of a successor.

          (f) Upon the appointment of a successor, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause
               27. Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

          (g) After consultation with the Borrower, the Majority Lenders may, by notice to the Agent, require it to resign in accordance with paragraph (b) above. In this event, the Agent shall resign in accordance with paragraph (b) above.

27.12     Business with the Group
          The Agent and any Joint Lead Arranger may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

27.13     Confidentiality
          (a) In acting as agent for the Finance Parties and the Agent shall be regarded as acting through its agency division which shall be treated as separate entities from any other of its divisions or departments.

          (b) If information is received by another division or department of the Agent, it may be treated as confidential to that division or department and the Agent shall not be deemed to have notice of it.

          (c) Notwithstanding any other provision of any Finance Document to the contrary, neither the Agent nor any Joint Lead Arranger are obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would or might in its reasonable opinion constitute a breach of any law or a breach of a fiduciary duty.

27.14     Relationship with the Lenders
          (a) The Agent may treat each Lender as a Lender, entitled to payments under this Agreement and acting through its Facility Office unless it has received not less than five Business Days prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

          (b) Each Lender shall supply the Agent with any information required by the Agent in order to calculate the Mandatory Cost in accordance with Schedule 4 (Mandatory Cost Formulae).

27.15     Credit appraisal by the Lenders
          Without affecting the responsibility of the Borrower for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms to the Agent and each Joint Lead Arranger that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

          (a) the financial condition, status and nature of each member of the Group;

          (b) the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

          (c) whether that Lender has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

          (d) the adequacy, accuracy and/or completeness of any information provided by the Agent, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in
               anticipation   of,  under  or  in  connection  with  any  Finance
               Document.

27.16     Reference Banks
          If a Reference Bank (or, if a Reference Bank is not a Lender, the Lender of which it is an Affiliate) ceases to be a Lender, the Agent shall (in consultation with the Borrower) appoint another Lender or an Affiliate of a Lender to replace that Reference Bank.

28.       CONDUCT OF BUSINESS BY THE FINANCE PARTIES

          No provision of this Agreement will:

          (a) interfere with the right of any Finance Party to arrange its affairs (Tax or otherwise) in whatever manner it thinks fit;

          (b) oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

          (c) oblige any Finance Party to disclose any information relating to its affairs (Tax or otherwise) or any computations in respect of Tax.

29.       SHARING AMONG THE LENDERS

29.1      Payments to Lenders
          If a Lender (a "Recovering Lender") receives or recovers any amount from the Borrower other than in accordance with Clause 30 (Payment Mechanics) and applies that amount to a payment due under the Finance Documents then:

          (a) the Recovering Lender shall, within three Business Days, notify details of the receipt or recovery, to the Agent;

          (b) the Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Lender would have been paid had the receipt or recovery been received or made by the Agent and distributed in accordance with Clause 30 (Payment mechanics), without taking account of any Tax which would be imposed on the Agent in relation to the receipt, recovery or distribution; and

          (c) the Recovering Lender shall, within three Business Days of demand by the Agent, pay to the Agent an amount (the "Sharing Payment") equal to such receipt or recovery less any amount which the Agent determines may be retained by the Recovering Lender as its share of any payment to be made, in accordance with Clause 30.5 (Partial payments).

29.2      Redistribution of payments
          The Agent shall treat the Sharing Payment as if it had been paid by the Borrower and distribute it between the Finance Parties (other than the Recovering Lender) in accordance with Clause 30.5 (Partial payments).

29.3      Recovering Lender's rights
          (a) On a distribution by the Agent under Clause 29.2 (Redistribution of payments), the Recovering Lender will be subrogated to the rights of the Finance Parties which have shared in the redistribution.

          (b) If and to the extent that the Recovering Lender is not able to rely on its rights under paragraph (a) above, the Borrower shall be liable to the Recovering Lender for a debt equal to the Sharing Payment which is immediately due and payable.

29.4      Reversal of redistribution
          If any part of the Sharing Payment received or recovered by a Recovering Lender becomes repayable and is repaid by that Recovering Lender, then:

          (a) each Lender which has received a share of the relevant Sharing Payment pursuant to Clause 29.2 (Redistribution of payments) shall, upon request of the Agent, pay to the Agent for account of that Recovering Lender an amount equal to its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Lender for its proportion of any interest on the Sharing Payment which that Recovering Lender is required to pay); and

          (b) that Recovering Lender's rights of subrogation in respect of any reimbursement shall be cancelled and the Borrower will be liable to the reimbursing Lender for the amount so reimbursed.

29.5      Exceptions

          (a) This Clause 29 shall not apply to the extent that the Recovering Lender would not, after making any payment pursuant to this Clause 29.5, have a valid and enforceable claim against the Borrower.

          (b) A Recovering Lender is not obliged to share with any other Lender any amount which the Recovering Lender has received or recovered as a result of taking legal or arbitration proceedings, if:

               (i) it notified the other Lenders of the legal or arbitration proceedings; and

               (ii) the other Lender had an  opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice or did not take separate legal or arbitration proceedings.

                                   SECTION 11
                                 ADMINISTRATION

30.       PAYMENT MECHANICS

30.1      Payments to the Agent

          (a) On each date on which the Borrower or a Lender is required to make a payment under a Finance Document, the Borrower or Lender shall make the same available to the Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

          (b) Payment shall be made to such account in the principal financial centre of the country of that currency (or, in relation to euro, in a principal financial centre in a Participating Member State or London) with such bank as the Agent specifies.

30.2      Distributions by the Agent
          Each payment received by the Agent under the Finance Documents for another Party shall, subject to Clause 30.3 (Distributions to the Borrower) and Clause 30.4 (Clawback) be made available by the Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Agent by not less than five Business Days' notice with a bank in the principal financial centre of the country of that currency (or, in relation to euro, in the principal financial centre of a Participating Member State or London).

30.3      Distributions to the Borrower
          The Agent may (with the consent of the Borrower or in accordance with Clause 31 (Set-off)) apply any amount received by it for the Borrower in or towards payment (on the date and in the currency and funds of receipt) of any amount due from the Borrower under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

30.4      Clawback

          (a) Where a sum is to be paid to the Agent under the Finance Documents for another Party, the Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

          (b) If the Agent pays an amount to another Party and it proves to be the case that the Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Agent shall on demand refund the same to the Agent together with interest on that amount from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds.

30.5      Partial payments
          (a) If the Agent receives a payment that is insufficient to discharge all the amounts then due and payable by the Borrower under the Finance Documents, the Agent shall apply that payment towards the obligations of the Borrower under the Finance Documents in the following order:
                                      -64-

               (i) first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Agent and the Joint Lead Arrangers under the Finance Documents;

               (ii) secondly,  in or  towards  payment  pro rata of any  accrued interest or commission or guarantee fee due but unpaid under this Agreement;

               (iii)thirdly,  in or towards  payment pro rata of any  principal due but unpaid under this Agreement and any amount due but unpaid under Clauses 8.4 (Claims under Bank Guarantee) and
                    8.5 (Indemnities); and

               (iv) fourthly,  in or towards  payment  pro rata of any other sum due but unpaid under the Finance Documents.

          (b) The Agent shall, if so directed by the Majority Lenders, vary the order set out in paragraphs (a)(ii) to (a)(iv) above.

          (c) Paragraphs (a) and (b) above will override any appropriation made by the Borrower.

30.6      No set-off by the Borrower
          All payments to be made by the Borrower under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

30.7      Business Days
          (a) Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

          (b) During any extension of the due date for payment of any principal or an Unpaid Sum under this Agreement interest is payable on the principal at the rate payable on the original due date.

30.8      Currency of account
          (a) Subject to paragraphs (b) to (e) below, the Base Currency is the currency of account and payment for any sum due from the Borrower under any Finance Document.

          (b) A repayment of a Utilisation or Unpaid Sum or a part of a Utilisation or Unpaid Sum shall be made in the currency in which that Utilisation or Unpaid Sum is denominated on its due date.

          (c) Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

                                      -65-

          (d) Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

          (e) Any amount expressed to be payable in a currency other than the Base Currency shall be paid in that other currency.

30.9      Change of currency
          (a) Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

               (i) any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (after consultation with the Borrower); and

               (ii) any  translation  from  one  currency  or  currency  unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably).

          (b) If a change in any currency of a country occurs, this Agreement will, to the extent the Agent (acting reasonably and after consultation with the Borrower) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Interbank Market and otherwise to reflect the change in currency.

31.       SET-OFF

          A Finance Party may, whilst an Event of Default is continuing, set off any matured obligation due from the Borrower under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to the Borrower, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

32.       NOTICES

32.1      Communications in writing
          Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.

32.2      Addresses
          The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

          (a)  in the case of the Borrower, that identified with its name below;

                                      -66-

          (b) in the case of each Lender that notified in writing to the Agent on or prior to the date on which it becomes a Party; and

          (c)  in the case of the Agent, that identified with its name below,

          or any substitute address or fax number or department or officer as the Party may notify to the Agent (or the Agent may notify to the other Parties, if a change is made by the Agent) by not less than five Business Days' notice.

32.3      Delivery
          (a) Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

          (i)  if by way of fax, when received in legible form; or

          (ii) if by way of letter, when it has been left at the relevant address or two Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address;

          and, if a particular department or officer is specified as part of its address details provided under Clause 32.2 (Addresses), if addressed to that department or officer.

          (b) Any communication or document to be made or delivered to the Agent will be effective only when actually received by the Agent and then only if it is expressly marked for the attention of the department or officer identified with the Agent's signature below (or any substitute department or officer as the Agent shall specify for this purpose).

          (c) All notices from or to the Borrower shall be sent through the Agent.

32.4      Notification of address, fax number and telex number
          Promptly upon receipt of notification of an address or fax number or change of address or fax number pursuant to Clause 32.2 (Addresses) or changing its own address or fax number, the Agent shall notify the other Parties.

32.5      English language
          (a) Any notice given under or in connection with any Finance Document must be in English.

          (b) All other documents provided under or in connection with any Finance Document must be:

               (i)  in English; or

               (ii) if  not  in  English,  and  if so  required  by  the  Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.
                                      -67-

33.       CALCULATIONS AND CERTIFICATES

33.1      Accounts
          In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

33.2      Certificates and Determinations
          Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of proven error, conclusive evidence of the matters to which it relates.

33.3      Day count convention
          Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice.

34.       PARTIAL INVALIDITY

          If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

35.       REMEDIES AND WAIVERS

          No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

36.       AMENDMENTS AND WAIVERS

36.1      Required consents
          (a) Subject to Clause 36.2 (Exceptions) any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders (such consent not to be unreasonably withheld or delayed) and the Borrower and any such amendment or waiver will be binding on all Parties.

          (b) The Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause.

36.2      Exceptions
          (a) An amendment or waiver that has the effect of changing or which relates to:

               (i)  the   definition   of  "Majority   Lenders"  in  Clause  1.1
                    (Definitions);

               (ii) an  extension to the date of payment of any amount under the
                    Finance Documents;

                                      -68-

               (iii) a  reduction  in the Margin or the amount of any payment of principal, interest, fees or commission payable;

               (iv) an increase in Commitment;

               (v)  a change to the Borrower;

               (vi) any provision  which  expressly  requires the consent of all the Lenders; or

               (vii) Clause 2.4  (Lenders'  rights and  obligations),  Clause 25
                    (Changes to the Lenders) or this Clause 36,

               shall not be made without the prior consent of all the Lenders.

          (b) An amendment or waiver which relates to the rights or obligations of the Agent or any Joint Lead Arranger may not be effected without the consent of the Agent or the Joint Lead Arrangers.

37.       COUNTERPARTS

          Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

                                      -69-



                                   SECTION 12


                          GOVERNING LAW AND ENFORCEMENT

38.       GOVERNING LAW

          This Agreement is governed by English law.

39.       ENFORCEMENT

          (a) The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement) (a "Dispute").

          (b)  The  Parties  agree  that  the  courts  of  England  are the most
               appropriate   and  convenient   courts  to  settle  Disputes  and
               accordingly no Party will argue to the contrary.

          (c) This Clause 39 is for the benefit of the Finance Parties only. As a result, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

This Agreement has been entered into on the date stated at the beginning of this Agreement.



                                   SCHEDULE 1


                              THE ORIGINAL LENDERS


Name of Original Lender                                 Commitment as at the
                                                        date of this Agreement

The Governor and Company of the Bank of Scotland        EUR142,500,000

The Royal Bank of Scotland plc                          EUR142,500,000


                                      -71-



                                   SCHEDULE 2


                              CONDITIONS PRECEDENT


1.        The Borrower

          (a)  A copy of the constitutional documents of the Borrower.

          (b) A copy of a resolution of the board of directors (and, if relevant, a committee of its board of directors) of the Borrower:

               (i) approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party;

               (ii) authorising  a  specified  person or persons to execute  the
                    Finance Documents to which it is a party on its behalf; and

               (iii)authorising a specified  person or persons,  on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

          (c) A specimen of the signature of each person authorised by the resolution referred to in paragraph (b) above.

          (d) A certificate of the Borrower (signed by an authorised signatory of the Borrower) confirming that:

          (i) borrowing the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on the Borrower to be exceeded; and

          (ii) certifying that each copy document relating to it specified in this Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

2.        Legal opinions

          A legal opinion of Clifford Chance LLP, legal advisers to the Arranger and the Agent in England, substantially in the form distributed to the Original Lender prior to signing this Agreement.

3.        Other documents and evidence

          (a) A copy of any other Authorisation or other document, opinion or assurance which the Agent considers to be necessary or desirable (if it has notified the Borrower accordingly) in connection with the entry into and performance of the transactions contemplated by any Finance Document or for the validity and enforceability of any Finance Document.

          (b)  The Original Financial Statements.

                                      -72-


          (c) Evidence that the fees, costs and expenses then due from the Borrower pursuant to Clause 14 (Fees) and Clause 19 (Costs and expenses) have been paid or will be paid by the first Utilisation Date.

                                   SCHEDULE 3


                                    REQUESTS


                                     Part IA
                               Utilisation Request
                                      Loans
From:    [Borrower]

To:      The Royal Bank of Scotland plc

Dated:

Dear Sirs

                                 SVG Capital plc
                        EUR600,000,000 Facility Agreement
                               dated 10 March 2006
                           (the "Facility Agreement")

1.       We wish to borrow a Loan on the following terms:

         Proposed Utilisation Date:        [      ]  (or,  if  that  is  not  a
                                           Business Day, the next Business Day)
         Currency of Loan:                 [      ]
         Amount:                           [      ]  or, if less, the Available
                                           Facility
         Interest Period:                  [      ]

2. We confirm that each condition specified in Clause 4.2 (Further conditions precedent) is satisfied on the date of this Utilisation Request.

3.       The proceeds of this Loan should be credited to [account].

4.       This Utilisation Request is irrevocable.

                                                  Yours faithfully





                                                  ..................
                                              authorised signatory for
                                                 [name of Borrower]

                                     Part IB
                               Utilisation Request
                                 Bank Guarantee


From:    SVG Capital plc

To:      [Agent]

Dated:

Dear Sirs

                                 SVG Capital plc
                        EUR600,000,000 Facility Agreement
                               dated 10 March 2006
                           (the "Facility Agreement")

1. We wish to arrange for a Bank Guarantee to be issued by the Issuing Bank on the following terms:

     Proposed Utilisation Date:     [      ]  (or, if that is not a Business
                                    Day, the next Business Day)

     Amount:                        [      ] or, if less, the Available
                                    Facility

     Beneficiary:                   [      ]

     Term or Expiry Date:           [      ]

2.   We confirm that each condition  specified in paragraph  7.6(b) of Clause
     7.6 (Issue of the Bank Guarantee) is satisfied on the date of this Utilisation Request.

3.   We attach a copy of the proposed Bank Guarantee.

4.   This Utilisation Request is irrevocable.

     Delivery Instructions:

     [specify delivery instructions]

                                                      Yours faithfully





                                                       ................
                                                  authorised signatory for
                                                      SVG Capital plc

                                   SCHEDULE 4



                             MANDATORY COST FORMULA


1. The Mandatory Cost is an addition to the interest rate to compensate Lenders for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.

2. On the first day of each Interest Period (or as soon as possible thereafter) the Agent shall calculate, as a percentage rate, a rate (the "Additional Cost Rate") for each Lender, in accordance with the paragraphs set out below. The Mandatory Cost will be calculated by the Agent as a weighted average of the Lenders' Additional Cost Rates (weighted in proportion to the percentage participation of each Lender in the relevant
     Loan) and will be expressed as a percentage rate per annum.

3. The Additional Cost Rate for any Lender lending from a Facility Office in a Participating Member State will be the percentage notified by that Lender to the Agent. This percentage will be certified by that Lender in its notice to the Agent to be its reasonable determination of the cost (expressed as a percentage of that Lender's participation in all Loans made from that Facility Office) of complying with the minimum reserve requirements of the European Central Bank in respect of loans made from that Facility Office.

4. The Additional Cost Rate for any Lender lending from a Facility Office in the United Kingdom will be calculated by the Agent as follows:

     (a)  in relation to a sterling Loan:

                  AB + C (B - D) + E x 0.01 per cent. per annum
                  _________________________
                        100 - (A+C)

     (b)  in relation to a Loan in any currency other than sterling:

                  E x 0.01 per cent. per annum.
                  ________
                    300

     Where:

     A is the percentage of Eligible Liabilities (assuming these to be in excess of any stated minimum) which that Lender is from time to time required to maintain as an interest free cash ratio deposit with the Bank of England to comply with cash ratio requirements.

     B is the percentage rate of interest (excluding the Margin and the Mandatory Cost and, if the Loan is an Unpaid Sum, the additional rate of interest specified in paragraph (a) of Clause 11.3 (Default interest)) payable for the relevant Interest Period on the Loan.

     C is the percentage (if any) of Eligible Liabilities which that Lender is required from time to time to maintain as interest bearing Special Deposits with the Bank of England.

     D is the percentage rate per annum payable by the Bank of England to the Agent on interest bearing Special Deposits.

     E is designed to compensate Lenders for amounts payable under the Fees Rules and is calculated by the Agent as being the average of the most recent rates of charge supplied by the Reference Banks to the Agent pursuant to paragraph 7 below and expressed in pounds per GBP1,000,000.

5.   For the purposes of this Schedule:

     (a) "Eligible Liabilities" and "Special Deposits" have the meanings given to them from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England;

     (b) "Fees Rules" means the rules on periodic fees contained in the FSA Supervision Manual or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;

     (c) "Fee Tariffs" means the fee tariffs specified in the Fees Rules under the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Rules but taking into account any applicable discount rate); and

     (d) "Tariff Base" has the meaning given to it in, and will be calculated in accordance with, the Fees Rules.

6. In application of the above formulae, A, B, C and D will be included in the formulae as percentages (i.e. 5 per cent. will be included in the formula as 5 and not as 0.05). A negative result obtained by subtracting D from B shall be taken as zero. The resulting figures shall be rounded to four decimal places.

7. If requested by the Agent, each Reference Bank shall, as soon as practicable after publication by the Financial Services Authority, supply to the Agent, the rate of charge payable by that Reference Bank to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by that Reference Bank as being the average of the Fee Tariffs applicable to that Reference Bank for that financial year) and expressed in pounds per GBP1,000,000 of the Tariff Base of that Reference Bank.

8. Each Lender shall supply any information required by the Agent for the purpose of calculating its Additional Cost Rate. In particular, but without limitation, each Lender shall supply the following information on or prior to the date on which it becomes a Lender:

     (a)  the jurisdiction of its Facility Office; and

     (b) any other information that the Agent may reasonably require for such purpose.

     Each Lender shall promptly notify the Agent of any change to the information provided by it pursuant to this paragraph.

9. The percentages of each Lender for the purpose of A and C above and the rates of charge of each Reference Bank for the purpose of E above shall be determined by the Agent based upon the information supplied to it pursuant to paragraphs 7 and 8 above and on the assumption that, unless a Lender notifies the Agent to the contrary, each Lender's obligations in relation to cash ratio deposits and Special Deposits are the same as those of a typical bank from its jurisdiction of incorporation with a Facility Office in the same jurisdiction as its Facility Office.

10. The Agent shall have no liability to any person if such determination results in an Additional Cost Rate which over or under compensates any Lender and shall be entitled to assume that the information provided by any Lender or Reference Bank pursuant to paragraphs 3, 7 and 8 above is true and correct in all respects.

11. The Agent shall distribute the additional amounts received as a result of the Mandatory Cost to the Lenders on the basis of the Additional Cost Rate for each Lender based on the information provided by each Lender and each Reference Bank pursuant to paragraphs 3, 7 and 8 above.

12. Any determination by the Agent pursuant to this Schedule in relation to a formula, the Mandatory Cost, an Additional Cost Rate or any amount payable to a Lender shall, in the absence of manifest error, be conclusive and binding on all Parties.

13. The Agent may from time to time, after consultation with the Borrower and the Lenders, determine and notify to all Parties any amendments which are required to be made to this Schedule in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on all Parties.

                                   SCHEDULE 5



                          FORM OF TRANSFER CERTIFICATE


To:      The Royal Bank of Scotland as Agent

From: [The Existing Lender] (the "Existing Lender") and [The New Lender] (the "New Lender")

Dated:
                                 SVG Capital plc
                        EUR600,000,000 Facility Agreement
                               dated 10 March 2006
                           (the "Facility Agreement")

1.   We refer to Clause 25.5 (Procedure for transfer):

     (a) The Existing Lender and the New Lender agree to the Existing Lender and the New Lender transferring by novation all or part of the Existing Lender's Commitment, rights and obligations referred to in the Schedule in accordance with Clause 25.5 (Procedure for transfer).

     (b)  The proposed Transfer Date is [    ].

     (c) The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 32.2 (Addresses) are set out in the Schedule.

2.   The New Lender  confirms  that,  as at the date hereof,  it is a Qualifying
     Lender for the purposes of Clause 15 (Tax Gross Up and Indemnity) of the Facility Agreement.

3. The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in paragraph (c) of Clause 25.4 (Limitation of responsibility of Existing Lenders).

4.   This Transfer Certificate is governed by English law.

                                  THE SCHEDULE

               Commitment/rights and obligations to be transferred

                            [insert relevant details]
   [Facility Office address, fax number and attention details for notices and account details for payments,]

     [Existing Lender]                                  [New Lender]
     By:                                                 By:

     This Transfer Certificate is accepted by the Agent and the Transfer Date is confirmed as [ ].

     [Agent]
     By:

                                   SCHEDULE 6

                         FORM OF COMPLIANCE CERTIFICATE


To:      The Royal Bank of Scotland plc as Agent

From:    SVG Capital plc

Dated:

Dear Sirs

                                 SVG Capital plc
                        EUR600,000,000 Facility Agreement
                               dated 10 March 2006
                           (the "Facility Agreement")
1.   We refer to the Facility Agreement. This is a Compliance Certificate.

2.   We confirm that:

     Consolidated Gross Borrowings are [ ] and Consolidated Adjusted Investment Assets are [ ]. Consequently, Consolidated Gross Borrowings are [ ]% of Consolidated Adjusted Investment Assets and the Borrower is [in compliance with/in breach of] Clause 21.2 of the Facility Agreement.

3.   Calculations

     The figures referred to in paragraph 2 above are shown in the attached financial statements.

4.   Valuations

     [The portfolio valuation referred to in Clause 20.1(c) is [ ]/[The portfolio valuation referred to in Clause 21.4 is [ ]].

5.   [We confirm that no Default is continuing.] *

Signed:    ...............
         Chief Financial Officer
         Of
              SVG Capital plc
Signed:    ...............
         Secretary
         Of
              SVG Capital plc

-------------------------------------------------------------------------------

* If this statement cannot be made, the certificate should identify any Default that is continuing and the steps, if any, being taken to remedy it.

                                   SCHEDULE 7

                     LMA FORM OF CONFIDENTIALITY UNDERTAKING

                       LMA CONFIDENTIALITY LETTER (SELLER)

                  [Letterhead of Seller/Seller's agent/broker]

To:
=======================================
                                            [insert name of Potential
                                            Purchaser/Purchaser's agent/broker]
=======================================

Re:      The Agreement
=======================================
Borrower:
Date:
Amount:
Agent:
=======================================

Dear Sirs

     We understand that you are considering [acquiring] /[arranging the acquisition of] an interest in the Agreement (the "Acquisition"). In consideration of us agreeing to make available to you certain information, by your signature of a copy of this letter you agree as follows:

1.        Confidentiality Undertaking

          You undertake (a) to keep the Confidential Information confidential and not to disclose it to anyone except as provided for by paragraph 2 below and to ensure that the Confidential Information is protected with security measures and a degree of care that would apply to your own confidential information, (b) to use the Confidential Information only for the Permitted Purpose, (c) to use all reasonable endeavours to ensure that any person to whom you pass any Confidential Information (unless disclosed under paragraph 2[(c)/(d)] below) acknowledges and complies with the provisions of this letter as if that person were also a party to it, and (d) not to make enquiries of any member of the Group or any of their officers, directors, employees or professional advisers relating directly or indirectly to the Acquisition.

2.        Permitted Disclosure

          We agree that you may disclose Confidential Information:

2.1 to members of the Purchaser Group and their officers, directors, employees and professional advisers to the extent necessary for the Permitted Purpose and to any auditors of members of the Purchaser Group;(2)

2.2 [subject to the requirements of the Agreement, in accordance with the Permitted Purpose so long as any prospective purchaser has delivered a letter to you in equivalent form to this letter;]

          [(b/c)](3)subject to the requirements of the Agreement,  to any person to (or through) whom you assign or transfer (or may potentially assign or transfer) all or any of the rights, benefits and obligations which you may acquire under the Agreement or with (or through) whom you enter into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, the Agreement or the Borrower or any member of the Group in each case so long as that person has delivered a letter to you in equivalent form to this letter; and

          [(c/d)](3)(i)  where  requested  or required by any court of competent jurisdiction or any competent judicial, governmental, supervisory or regulatory body, (ii) where required by the rules of any stock exchange on which the shares or other securities of any member of the Purchaser Group are listed or (iii) where required by the laws or regulations of any country with jurisdiction over the affairs of any member of the Purchaser Group.

3.        Notification of Required or Unauthorised Disclosure

          You agree (to the extent permitted by law) to inform us of the full circumstances of any disclosure under paragraph 2[(c)/(d)](3) or upon becoming aware that Confidential Information has been disclosed in breach of this letter.

4.        Return of Copies

          If we so request in writing, you shall return all Confidential Information supplied to you by us and destroy or permanently erase all copies of Confidential Information made by you and use all reasonable endeavours to ensure that anyone to whom you have supplied any Confidential Information destroys or permanently erases such Confidential Information and any copies made by them, in each case save to the extent that you or the recipients are required to retain any such Confidential Information by any applicable law, rule or regulation or by any competent judicial, governmental, supervisory or regulatory body or in accordance with internal policy, or where the Confidential Information has been disclosed under paragraph 2[(c)/(d)](3) above.

5.        Continuing Obligations

          The obligations in this letter are continuing and, in particular, shall survive the termination of any discussions or negotiations between you and us. Notwithstanding the previous sentence, the obligations in this letter shall cease (a) if you become a party to or otherwise acquire (by assignment or sub-participation) an interest, direct or indirect, in the Agreement or (b) twelve months after you have returned all Confidential Information supplied to you by us and destroyed or permanently erased all copies of Confidential Information made by you (other than any such Confidential Information or copies which have been disclosed under paragraph 2 above (other than sub-paragraph 2(a)) or which, pursuant to paragraph 4 above, are not required to be returned or destroyed).

6.        No Representation; Consequences of Breach, etc

          You acknowledge and agree that:

          (a)  neither we, [nor our  principal]  nor any member of the Group nor any of our or their respective officers, employees or advisers (each a "Relevant Person") (i) make any representation or warranty, express or implied, as to, or assume any responsibility for, the accuracy, reliability or completeness of any of the Confidential Information or any other information supplied by us or the assumptions on which it is based or (ii) shall be under any obligation to update or correct any inaccuracy in the Confidential Information or any other information supplied by us or be otherwise liable to you or any other person in respect to the Confidential Information or any such information; and

          (b) we [or our principal](4) or members of the Group may be irreparably harmed by the breach of the terms hereof and damages may not be an adequate remedy; each Relevant Person may be granted an injunction or specific performance for any threatened or actual breach of the provisions of this letter by you.

7.        No Waiver; Amendments, etc

          This letter sets out the full extent of your obligations of confidentiality owed to us in relation to the information the subject of this letter. No failure or delay in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise of any right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privileges hereunder. The terms of this letter and your obligations hereunder may only be amended or modified by written agreement between us.

8.        Inside Information

          You acknowledge that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation relating to insider dealing and you undertake not to use any Confidential Information for any unlawful purpose.

9.        Nature of Undertakings

          The undertakings given by you under this letter are given to us and (without implying any fiduciary obligations on our part) are also given for the benefit of [our principal,](4) the Borrower and each other member of the Group.

10.       Third Party Rights

          (a) Subject to this paragraph 10 and to paragraphs 6 and 9, a person who is not a party to this letter has no right under the Contracts (Rights of Third Parties) Act 1999 (the "Third Parties Act") to enforce or to enjoy the benefit of any term of this letter.

           (b) The Relevant Persons may enjoy the benefit of the terms of paragraphs 6 and 9 subject to and in accordance with this paragraph 10 and the provisions of the Third Parties Act.

           (c) The parties to this letter do not require the consent of the Relevant Persons to rescind or vary this letter at any time.

11.       Governing Law and Jurisdiction

           (a) This letter (including the agreement constituted by your acknowledgement of its terms) is governed by English law.

           (b) The parties submit to the non-exclusive jurisdiction of the English courts.

12.       Definitions

          In this letter (including the acknowledgement set out below) terms defined in the Agreement shall, unless the context otherwise requires, have the same meaning and:

          "Confidential Information" means any information relating to the Borrower, the Group, the Agreement and/or the Acquisition provided to you by us or any of our affiliates or advisers, in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that (a) is or becomes public knowledge other than as a direct or indirect result of any breach of this letter or (b) is known by you before the date the information is disclosed to you by us or any of our affiliates or advisers or is lawfully obtained by you thereafter, other than from a source which is connected with the Group and which, in either case, as far as you are aware, has not been obtained in violation of, and is not otherwise subject to, any obligation of confidentiality;

          "Group" means the Borrower and each of its holding companies and subsidiaries and each subsidiary of each of its holding companies (as each such term is defined in the Companies Act 1985);

          "Permitted Purpose" means [subject to the terms of this letter, passing on information to a prospective purchaser for the purpose of](2) considering and evaluating whether to enter into the Acquisition; and

          "Purchaser Group" means you, each of your holding companies and subsidiaries and each subsidiary of each of your holding companies (as each such term is defined in the Companies Act 1985).

Please acknowledge your agreement to the above by signing and returning the enclosed copy.

Yours faithfully



......................
For and on behalf of

[Seller/Seller's agent/broker]

To:      [Seller]

[Seller's agent/broker]

The Borrower and each other member of the Group



We acknowledge and agree to the above:

......................
For and on behalf of

[Potential Purchaser/Purchaser's agent/broker]

                                   SCHEDULE 8

                                   TIMETABLES

                                     Part I
                                      Loans

                                               Loans in euro         Loans in            Loans in other
                                               or dollars            sterling            currencies
Agent notifies the Borrower if a currency             -                    -                    U-4
is approved as an Optional Currency in
accordance with Clause 4.3 (Conditions
relating to Optional Currencies)

Delivery of a duly completed Utilisation             U-3                  U-1                   U-3
Request (Clause 5.1 (Delivery of a
Utilisation Request)                                9.30am               9.30am                9.30am

Agent determines (in relation to a                                        U-1                   U-3
Utilisation) the Base Currency Amount of
the Loan, if required under Clause 5.4                -                   noon                  noon
(Lenders' participation)

Agent notifies the Lenders of the Loan in            U-3                  U-1                   U-3
accordance with Clause 5.4 (Lenders'
participation)                                      3.00pm               3.00pm                3.00pm

Agent receives a notification from a                                      U-1                   U-3
Lender under Clause 6.2 (Unavailability
of a currency)                                        -                  5.00pm                5.00pm

Agent gives notice in accordance with                                      U                    U-2
Clause 6.2 (Unavailability of a currency)
                                                      -                  9.30am                9.30am

LIBOR or EURIBOR is fixed               Quotation Day as of          Quotation Day       Quotation Day as
                                        11:00 a.m. London time       as of 11:00         of 11:00 a.m.
                                        in respect of LIBOR          a.m.
                                        and as of 11.00 a.m.
                                        Brussels time in
                                        respect of EURIBOR

"U" = date of utilisation
"U - X" = X Business Days prior to date of utilisation

                                    Part II

                                 Bank Guarantee

Delivery  of  a  duly  completed  Utilisation  Request      U-3 9.30 a.m.
(Clause 7.3  (Delivery  of a  Utilisation
Request for Bank Guarantee))

Delivery of a duly completed  Renewal  Request              U-3 9.30 a.m.
(Clause 7.7 (Renewal of a Bank Guarantee)

"U" = date of utilisation

"U - X" = Business Days prior to date of utilisation

                                   SCHEDULE 9

                       FORM OF SVG DIAMOND BANK GUARANTEE

SVG Diamond Holdings Limited
47 Esplanade
St. Helier
Jersey JE1 0BD


Dear Sirs

GUARANTEE

1. We are informed that SVG Capital plc, a company incorporated in England and Wales with registered number 3066856, (the "Equity Contributor") has agreed to make equity contributions on or prior to the date of this guarantee to you as contemplated under the terms of the memorandum and articles of association dated 28 September 2004 of SVG Diamond Holdings Limited (the "Memorandum and Articles").

2. We, The Royal Bank of Scotland plc of Trade Services, City International Banking Centre, P O Box 39971, Devonshire Square, London EC2M 4XB, the United Kingdom, hereby give you (subject to the terms and conditions stated below) our irrevocable and unconditional guarantee and undertake to pay you any amount or amounts not exceeding the Total Aggregate Amount in respect of a claim made upon us alleging a failure by the Equity Contributor to perform any payment obligation in relation to PEI Preferred Equity Shares (as defined in the Memorandum and Articles) including any payment obligation in relation to any Callable Subscription Monies (as defined in the Memorandum and Articles) in respect of the Equity Contributor under the Memorandum and Articles provided that our aggregate liability under this guarantee in respect of a claim or claims made upon us alleging such a failure by the Equity Contributor shall not exceed the Total Aggregate Amount.

     "Total Aggregate Amount" means EUR72,000,000.

3. Any such amount or amounts will be paid within ten Business Days after the receipt by us at any time, at the then effective address for delivery to us on a Business Day in accordance with paragraph 6 below, of all of the following:

     (a) your demand in writing substantially in the form scheduled hereto to us; and

     (b)  a copy of this guarantee.

     For the avoidance of doubt, it is hereby confirmed that this guarantee constitutes our direct obligation to make payment in accordance with the terms of this guarantee and without reference to the Equity Contributor or any other person, whether or not the Equity Contributor or any other person disputes the truth or accuracy of any statement made in your demand and without examination of the liability of the Equity Contributor under the Memorandum and Articles.

4.

     (a) Payment by us to you of all and any sums paid by us under this guarantee shall be a good discharge of our liability under this guarantee to the extent of the sum(s) so paid and we shall not be concerned to see to the application of any such sum(s).

     (b) We may rely on any demand or other documents or information believed by us to be genuine and correct and to have been signed or communicated by the person(s) by whom it purports to have been signed or communicated and we shall not be liable for the consequences of such reliance and shall have no obligation to verify that the facts or matters stated therein are true and correct.

5.
     (a) This guarantee will expire at 11.00am (London time) on the date falling 90 months after the date of this guarantee (the "Expiry Date") except in respect of any written demand for payment complying with all the requirements hereof received by us at our then effective address for delivery applicable under paragraph 6 below before 11.00 am (London time) on the Expiry Date. After such time, this guarantee shall be null and void and we shall have no liability under it, whether returned to us or not, save to the extent of any demand delivered to us prior to such time which complies with the requirements of this guarantee.

     (b) Our obligations under this guarantee will not be affected by any act, omission, matter or thing which, but for this clause would reduce, release or prejudice any of our obligations under this clause (without limitation and whether or not known to us or any other person) including:

          (i) any time, waiver or consent granted to, or composition with, the Equity Contributor under this guarantee;

          (ii) the release of the Equity Contributor under the terms of any composition or arrangement;

          (iii)the taking, variation, compromise, exchange, renewal or release or, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, the Equity
               Contributor under this guarantee or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

          (iv) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of the Equity Contributor under this guarantee;

          (v)  any   enforceability,   illegality   or  invalidity  of  any
               obligation of the Equity Contributor under the Memorandum and Articles; or

          (vi) any insolvency or similar proceedings affecting the Equity Contributor.

6. Where a notice or demand relating to this guarantee is given by you to us, it may be serviced by leaving it or sending it by recorded delivery post to us at:

     The Royal Bank of Scotland plc
     Trade Services
     City International Banking Centre
     P O Box 39971
     Devonshire Square
     London EC2M 4XB

     marked for the attention of Bonds and Guarantees

     (or such other address in the United Kingdom as we notify you from time to time), and to you at your address stated above (or such other address in the United Kingdom as you notify us in writing from time to time).

7. We hereby waive any right we may have of first requiring you to proceed against or enforce any other rights or security or claim payment from any person before claiming from us under this guarantee. This waiver applies irrespective of any law to the contrary.

8. Payment of any demand complying with the requirements of this guarantee shall be made by us in euros to such bank(s) in the United Kingdom as you shall specify in your demand. For the avoidance of doubt, our aggregate liability under this guarantee (and the figures in paragraph 2 above) will reduce on a euro for euro basis for each payment made by us by virtue of this guarantee.

9. The benefit of this guarantee is personal to you and may not be assigned or transferred without our prior written consent. We hereby agree to the assignment by way of security of the benefits of this guarantee to the PEI Trustee (as defined in the Memorandum and Articles) to secure amounts owing under and in relation to the PEI Notes (as defined in the Memorandum and Articles) and the trust deed constituting the PEI Notes.

10. For the purposes of this guarantee, "Business Day" has the meaning given to such term in the Memorandum and Articles

11. This guarantee is governed by, and construed in accordance with, English law and shall be subject to the exclusive jurisdiction of the English courts.

        SUBSCRIBED FOR AND ON BEHALF OF                       )
        THE ROYAL BANK OF SCOTLAND plc                        )
        by [       ] acting under a power of attorney in his  )
        favour dated 30 October 2003 at Edinburgh             )
        on [                 ]      )

        In the presence of:

        Signature of Witness:       ____________________________

        Full Name of Witness:       ____________________________

        Address:     The Royal Bank of Scotland plc
                     Bonds and Guarantees
                     Trade Services
                     City International Banking Centre
                     P O Box 39971
                     Devonshire Square
                     London EC2M 4XB

                                    SCHEDULE
                                 Form of Demand

The Royal Bank of Scotland plc
Trade Services
City International Banking Centre
P O Box 39971
Devonshire Square
London EC2M 4XB

Attention:  Bonds and Guarantees

Dated:   [o]



Dear Sirs

We refer to the guarantee issued by you to us dated [o] 2004 in relation to certain payment obligations of [o] (the "Guarantee"). A copy of the Guarantee is appended to this demand.

Terms used in this demand shall have the same meanings as given to them in the Guarantee unless otherwise defined in this demand.

We confirm the following:

1. the Equity Contributor is obliged to pay us EUR[o] in relation to PEI Preferred Equity Shares under the Memorandum and Articles on [o] [specify date for satisfaction] (the "Memorandum and Articles Obligation") after we made a call in relation to the Callable Subscription Monies in respect of the Equity Contributor on [ ];

2. the Memorandum and Articles Obligation has not been cancelled or fulfilled in full;

3. we have demanded that the Equity Contributor fulfil the Memorandum and Articles Obligation [in full] which it has failed to do within the time specified in our demand; and

4. accordingly, the Memorandum and Articles Obligation of EUR[o] is due and payable under the Memorandum and Articles and has not been paid.

We hereby demand you to pay us EUR[o] within ten Business Days of your receipt of this demand into the following account:

Account No.:

Bank:

Sort Code:

Name of Account:

Reference:

Yours faithfully

.......................
for and on behalf of
SVG Diamond Holdings Limited

                                   SIGNATURES

The Borrower

SVG CAPITAL PLC

By:      NICHOLAS FERGUSON



The Joint Lead Arrangers

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

By:      IAN SHANKS



THE ROYAL BANK OF SCOTLAND PLC

By:      LAURENCE CHRISTIE



The Agent

THE ROYAL BANK OF SCOTLAND PLC

By:      LAURENCE CHRISTIE



The Original Lenders

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

By:      IAN SHANKS



THE ROYAL BANK OF SCOTLAND PLC

By:      LAURENCE CHRISTIE



The Issuing Bank

THE ROYAL BANK OF SCOTLAND PLC

By:      LAURENCE CHRISTIE

                                    APPENDIX

                      FURTHER DIAMOND BANK GUARANTEE LETTER


From:    SVG Capital plc

To:      [Agent]

Dated:

Dear Sirs

                                 SVG Capital plc
                        EUR600,000,000 Facility Agreement
                              dated ___ March 2006
                           (the "Facility Agreement")

1. We refer to the Facility Agreement. Unless otherwise defined, terms defined in the Facility Agreement have the same meaning when used in this letter, which is a Further Diamond Bank Guarantee Letter.

2.   In this letter:

     (i) "Callable Subscription Monies [III/IV]" has the meaning given to that term in the Memorandum and Articles of Association of SVG Diamond Holdings [III/IV] Limited;

     (ii) "Further Current Outstanding Amount" means at any time during a Calculation Period, the aggregate of the Remaining Initial Issue Price [III/IV] at that time and an amount equal to EURIBOR applied to the Remaining Initial Issue Price [III/IV] from time to time in respect of that Calculation Period and EURIBOR applied to the Remaining Initial Issue Price [III/IV] from time to time in respect of each Calculation Period falling prior to that Calculation Period, less an amount equal to the amount by which the total of (i) any Callable Subscription Monies [III/IV] paid by us in respect of PEI Preferred Equity Shares [III/IV] which have been held by the Borrower and (ii) the Callable Subscription Monies [III/IV], in respect of each PEI Preferred Equity Share [III/IV] which we have disposed of (and therefore it would have no liability on a call in respect of such share), at the time of the relevant disposal, exceeds the Satisfied Initial Issue Price [III/IV];

     (iii)"PEI Preferred  Equity Shares [III/IV]" has the meaning given to that term in the Memorandum and Articles of Association of SVG Diamond Holdings [III/IV] Limited [but shall not include any [insert description of any shares which will not be covered by the guarantee]];

     (iv) "Remaining Initial Issue Price [III/IV]" means at any time [euro] [o] less the Satisfied Initial Issue Price [III/IV]; and

     (v) "Satisfied Initial Issue Price [III/IV]" means at any time the amount of Callable Subscription Monies [III/IV] which have been paid by us, and which are not attributable to EURIBOR, in respect of the PEI Preferred Equity Shares [III/IV] held by us at that time, together with [insert nominal share value] for each PEI Preferred Equity Share [III/IV] which has been, but at that time is no longer, held by us.

3. We wish to arrange for a Further Diamond Bank Guarantee to be issued by the Issuing Bank on the following terms:

     Proposed Utilisation Date:      [   ]   (or, if that is not a Business Day,
                                     the next Business Day)

     Amount:                         [     ] or, if less, the Available Facility

     Base Currency Amount :          [     ]

     Beneficiary:                    [     ]

     Term or Expiry Date:            [     ]

4.   We hereby  agree,  for the  purposes  of Clause  8.1(d) of the  Facility
     Agreement, that within 5 Business Days of us becoming aware that the Further Current Outstanding Amount is equal to or greater than the Total Aggregate Amount (as defined in the attached Further Diamond Bank Guarantee), we will pay the Callable Subscription Monies [III/IV] in respect of all our PEI Preferred Equity Shares [III/IV] to the issuer in accordance with article [o] of the Memorandum and Articles of Association of SVG Diamond Holdings [III/IV] Limited.

5. We hereby agree, for the purposes of Clause 8.3(a) of the Facility Agreement, to pay a bank guarantee fee in euros which shall be the aggregate of (A) an amount computed at the same rate as the Margin on the Further Current Outstanding Amount less the amount of cash cover (if any) provided by us in respect of all or any part of the Further Diamond Bank Guarantee to which this letter relates and (B) an amount computed at the same rate as the commitment fee set out in Clause 14.1 (Commitment fee) on the difference between the Total Aggregate Amount (as defined in the attached Further Diamond Bank Guarantee) and the Further Current Outstanding Amount.

6. We hereby agree, for the purposes of Clause 21.4(e) of the Facility Agreement, to provide details of the amount of any Callable Subscription Monies [III/IV] paid by us or of any disposals or other dealings by us in any PEI Preferred Equity Shares [III/IV] in respect of which there are Callable Subscription Monies [III/IV] to enable the Lenders to calculate the Further Current Outstanding Amount.

7. We confirm that each condition specified in Clause 7.6(b) of the Facility Agreement is satisfied on the date of this letter.

8.   We attach a copy of the proposed Bank Guarantee.

9.   This letter is irrevocable.


Delivery Instructions:

                                      -97-
[specify delivery instructions]

We would be grateful if you would sign and return the enclosed copy of this letter as confirmation that the Lenders and the Issuing Bank have approved this letter as a Further Diamond Bank Guarantee Letter, designated the attached Bank Guarantee as a Diamond Bank Guarantee and, to the extent the expiry date of the attached Bank Guarantee is later than the Termination Date, approved such expiry date.

                                Yours faithfully





                                 ..................

                            authorised signatory for
                                 SVG Capital plc



We acknowledge and agree to the above:

.................................

For and on behalf of The Royal Bank of Scotland plc (as Agent)

                                      -98-